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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            ESSEX INTERNATIONAL INC.
                           (Name of Subject Company)
                            ------------------------

                            ESSEX INTERNATIONAL INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                  297025 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                STEVEN R. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ESSEX INTERNATIONAL INC.
                                1601 WALL STREET
                              FORT WAYNE, IN 46802
                                 (219) 461-4000

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                        of the person filing statement)
                            ------------------------

                                   Copies to:

                              RICHARD CLIMAN, ESQ.
                               PAUL QUINLAN, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650) 843-5000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is Essex International Inc., a Delaware corporation (the "Company"), and the principal executive offices of the Company are located at 1601 Wall Street, Fort Wayne, IN 46802. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

    This Statement relates to a tender offer by SUT Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Superior TeleCom Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 28, 1998 (the "Schedule 14D-1"), to purchase up to 22,562,135 (the "Offered Number") of the outstanding Shares at a price of $32.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without any interest (such amount, or any greater amount per Share paid pursuant to the Offer, the "Per Share Amount"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated October 28, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-1.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent.

    Following completion of the Offer, the Merger Agreement provides that subject to the satisfaction of certain conditions set forth therein, including the approval of the Company's stockholders, the remaining Shares will be converted in the Merger into shares of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share ("Parent Preferred Stock"), of Parent. As more completely described below, if fewer than the Offered Number of Shares is purchased in the Offer, the remaining Company stockholders will receive in the Merger shares of Parent Preferred Stock and cash for their Shares so that the aggregate cash and stock consideration paid in the Offer and the Merger combined is the same as if the Offer had been fully subscribed. At the effective time of the Merger (the "Effective Time"), each remaining outstanding Share (other than Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company (collectively, "Ineligible Shares") and other than Shares held by stockholders who have demanded and perfected appraisal rights, if any, under Delaware Law ("Dissenting Shares")) will be converted automatically into the right to receive (i) 0.64 of a fully paid and nonassessable share of Parent Preferred Stock (the "Exchange Ratio"); PROVIDED, HOWEVER, that if Purchaser accepts for payment and pays for less than the Offered Number of Shares in the Offer (the number of Shares so accepted for payment and paid for being referred to herein as the "Accepted Share Number"), then the Exchange Ratio will be adjusted (the "Adjusted Exchange Ratio") and the Adjusted Exchange Ratio will be equal to the product of the Exchange Ratio and a fraction (A) the numerator of which is equal to (x) the number of outstanding Shares immediately prior to the Effective Time (excluding Ineligible Shares) (the "Final Outstanding Number") plus (y) the Accepted Share Number minus (z) the Offered Number and (B) the denominator of which is the Final Outstanding Number and (ii) if the Exchange Ratio has been adjusted pursuant to the immediately preceding proviso, an amount in cash equal to the product of the Per Share Amount and a fraction (A) the numerator of which is the amount by which the Offered Number exceeds the Accepted Share Number and (B) the denominator of which is the Final Outstanding Number. The Merger Agreement is more fully described in Item 3.

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    The Merger Agreement provides that, promptly upon the acceptance for payment by Purchaser of Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser will be entitled to designate such number of directors, rounded up to the next greatest whole number, on the Board of Directors of the Company (the "Company Board") as will give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (including Purchaser's designees) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser and its affiliates following such purchase bears to the number of Shares then outstanding; PROVIDED, HOWEVER, that, until the Effective Time, the Company Board will maintain at least one current director who is not an executive officer of the Company. In the Merger Agreement, the Company has agreed to take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors.

    The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the stockholders of the Company and the approval of the Parent Preferred Stock Matters (as defined in Item 3 "The Merger Agreement--Prospectus/Proxy Statement; Registration Statement; Stockholders Meetings" below) by the requisite vote of the stockholders of Parent. See Item 3 "The Merger Agreement--Conditions to the Merger." A proxy statement (which will also constitute a prospectus for the Parent Preferred Stock issuable in the Merger, the Parent Common Stock (as defined below) issuable upon conversion thereof and Parent's 8 1/2% Convertible Subordinated Exchange Debentures due 2013 (the "Exchange Debentures") issuable upon exchange of the Parent Preferred Stock) containing detailed information concerning the Merger will be furnished to stockholders of the Company in connection with a special meeting to be called by the Company to vote on the Merger. Purchaser will vote all Shares acquired pursuant to the Offer in favor of the Merger. Under Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if Purchaser acquires (pursuant to the Offer or otherwise) at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder.

    In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a stockholders agreement, dated as of October 21, 1998 (the "Stockholders' Agreement"), with the Stockholders (as defined in Item 3(b)). Under the Stockholders' Agreement, each of the Stockholders has, among other things, (i) agreed to tender pursuant to the Offer all Shares owned by him or it, (ii) granted to Purchaser an irrevocable option, subject to the terms and conditions of the Stockholders' Agreement, to purchase such Shares for a cash purchase price per Share equal to the Per Share Amount, (iii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and (iv) granted to Parent and certain officers of Parent an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement. The Shares owned by the Stockholders and subject to the Stockholders' Agreement, 13,254,187 Shares, represented approximately 47.7% of the Shares outstanding as of October 20, 1998. As a result of the Stockholders' Agreement, Purchaser, Parent and The Alpine Group, Inc. ("Alpine"), a Delaware corporation and the 50.1% owner of Parent, are deemed to be the beneficial owners of such Shares.

    All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Purchaser or Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

    According to the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 1790 Broadway, New York, NY 10019.

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ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Except as described or referred to in the attached Annex A or set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

    Essex Group, Inc. ("Essex"), a wholly owned subsidiary of the Company, and Parent entered into a mutual confidentiality agreement (the "Confidentiality Agreement") on April 24, 1998 that provides for, among other things, the confidential treatment of the discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company, Essex and Parent.

    The following is a summary of certain provisions of the Merger Agreement, the Stockholders' Agreement, among Parent, Purchaser, Bessemer Holdings, L.P. ("Bessemer"), Bessec Holdings, L.P., Ward W. Woods, The Woods Foundation, Woods 1994 Family Partnership, L.P., North Hailey Corporation, Nebris Corporation, Robert D. Lindsay, Lindsay 1994 Family Partnership, L.P., Demarest Corporation, Old Hundred Corporation, Rodney A. Cohen and Craighall Corporation (excluding Parent and Purchaser, the "Stockholders") and the letter dated October 21, 1998 (the "Voting Agreement"), from Alpine to the Company. Each such summary is qualified in its entirety by reference to the full text of the Merger Agreement and the Stockholders' Agreement, respectively, copies of which are filed as Exhibits 1 and 2 to this Statement, respectively, and which are incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement. For the purposes of the Merger Agreement, "Company Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is materially adverse to the business, results of operations, or financial condition of the Company and its subsidiaries, taken as a whole; PROVIDED, HOWEVER, that in determining whether there has been a Company Material Adverse Effect, any adverse effect attributable to the following shall be disregarded: (i) general economic or business conditions; (ii) general industry conditions; (iii) the taking of any action permitted or required by the Merger Agreement; (iv) the announcement or pendency of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (v) the breach by Parent or Purchaser of the Merger Agreement; and (vi) a decline in the Company's stock price; in each case, to the extent that such adverse effect is attributable to such event.

    THE MERGER AGREEMENT

    THE OFFER. The Merger Agreement provides that Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the Offer as promptly as reasonably practicable after the date of the Merger Agreement, but in no event later than five business days after the initial public announcement on the date of the Merger Agreement or the following day of Purchaser's intention to commence the Offer. The Merger Agreement provides that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is only subject to (i) the condition (the "Minimum Condition") that at least the number of Shares (together with the Shares, if any, then owned by Parent or Purchaser) constituting a majority of the then outstanding Shares on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (ii) the satisfaction or waiver of the other conditions set forth in "--Conditions to the Offer" below. As used in the Merger Agreement, "fully diluted basis" means issued and outstanding Shares and Shares subject to issuance under vested Options (as defined in "--Stock Options" below) and Shares subject to issuance upon exercise of outstanding warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or securities convertible or exchangeable for such capital stock, but does not include unvested Options.

                                       3
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Purchaser expressly reserved the right in the Merger Agreement, subject to compliance with the Exchange Act, to waive any such condition, to increase the Per Share Amount and to make any other changes in the terms and conditions of the Offer; PROVIDED, HOWEVER, that unless Parent and Purchaser shall have obtained the prior written approval of the Company, no change may be made in the Offer that (i) decreases the Per Share Amount, (ii) changes the form of consideration to be paid in the Offer, (iii) reduces the maximum number of Shares to be purchased in the Offer, (iv) modifies the conditions to the Offer set forth in "--Conditions to the Offer" below or imposes conditions to the Offer in addition to those set forth "--Conditions to the Offer" below, (v) modifies or waives the Minimum Condition or (vi) except as provided in the following paragraph, extends the Offer. The Merger Agreement provides that the Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition), the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for, as promptly as practicable after expiration of the Offer, all Shares validly tendered and not withdrawn.

    The Merger Agreement provides that notwithstanding the foregoing, Purchaser may, without the consent of the Company, (A) extend the Offer in increments of up to 10 business days each if at the scheduled or any extended expiration date of the Offer the Minimum Condition has not been satisfied or any of the other conditions set forth in "--Conditions to the Offer" below shall not have been satisfied or waived, until such time as such conditions are satisfied or waived and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer. The Merger Agreement provides that without limiting the right of Purchaser to extend the Offer pursuant to the immediately preceding sentence, in the event that (i) the Minimum Condition shall not have been satisfied or (ii) the condition set forth in paragraph (a) of "--Conditions to the Offer" below with respect to any action or proceeding by any United States or foreign governmental, administrative or regulatory authority, commission, body, agency or other authority (a "Governmental Entity"), the condition set forth in paragraph (j) of "--Conditions to the Offer" below or the HSR Condition (as defined in "--Conditions to the Offer" below) shall not have been satisfied or waived at the scheduled or any extended expiration date of the Offer, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the expiration date of the Offer in increments of five business days each until the earliest to occur of (x) the satisfaction or waiver of the Minimum Condition or such other condition, (y) the termination of the Merger Agreement in accordance with its terms and (z) April 30, 1999.

    CONDITIONS TO THE OFFER. The Merger Agreement provides that notwithstanding any other provisions of the Offer, subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, or payment for, Shares tendered, if, at any scheduled or extended expiration date of the Offer, (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall not have expired or been terminated prior to the expiration of the Offer (the "HSR Condition") or (iii) any of the following conditions shall exist:

        (a) there shall have been instituted or be pending or threatened any action or proceeding by any Governmental Entity or any other person (in the case of any suit, action or proceeding by a person other than a Governmental Entity, such suit, action or proceeding having a reasonable likelihood of success in regard to the relief sought in any of clauses (i) through (v) below): (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent, or the consummation of any other transactions contemplated by the Merger Agreement, including the Merger (collectively, the "Transactions"), or seeking to obtain material damages in connection with any Transaction;
    (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their

                                       4
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    subsidiaries of all or any material portion of the business or assets of the
    Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, as a result of the Transactions; (iii) seeking to impose or confirm material limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iv) seeking to require divestiture by Parent, Parent or any other affiliate of Parent of any Shares Stock; or (v) which otherwise has a Company Material Adverse Effect;

        (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) the Offer, the Merger or any Transaction, by any legislative body, court, government or Governmental Entity, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely in the good faith judgment of the Parent to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

        (c) after the date of the Merger Agreement, there shall have occurred any change, condition, event or development that has a Company Material Adverse Effect;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities or other similar national or international crisis directly or indirectly involving the United States having, or that could reasonably be expected to have, a substantial continuing general effect on business and financial conditions in the United States or (iv) in the case of any of the foregoing existing on the date of the Merger Agreement, in the good faith judgment of the Parent a material acceleration or worsening thereof;

        (e) (i) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (ii) the Company Board or any committee thereof shall have resolved to do any of the foregoing;

        (f) any representation or warranty of the Company in the Merger Agreement shall not be true and correct as if such representation and warranty was made as of the date of the expiration of the Offer, except for
    (i) changes contemplated by the Merger Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall be determined as of such date) and (iii) where the failure to be true and correct would not, together with all other such failures, have a Company Material Adverse Effect;

        (g) the Company or any other person (other than Parent and Purchaser) shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (h) the Merger Agreement shall have been terminated in accordance with its terms;

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        (i) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

        (j) the conditions set forth in the letter dated October 21, 1998 (the "Commitment Letter") from Bankers Trust Company ("Bankers Trust") to Parent regarding the financing of the Offer shall not have been satisfied or waived or the financing contemplated thereby shall not have been effected;

which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for the Shares.

    The Merger Agreement provides that the foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may, subject to the provisions of the Merger Agreement set forth under "--The Offer" above, be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The Merger Agreement provides that failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    THE MERGER. The Merger Agreement provides that following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with Delaware Law, Purchaser shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Purchaser in accordance with Delaware Law.

    CONVERSION OF SECURITIES. The Merger Agreement provides that as a result of the Merger, the remaining Shares (other than Ineligible Shares and Dissenting Shares) will be converted into shares of Parent Preferred Stock. As more completely described below, if fewer than the Offered Number of Shares is purchased in the Offer, the remaining Company stockholders will receive in the Merger shares of Parent Preferred Stock and cash for their Shares so that the aggregate cash and stock consideration paid in the Offer and the Merger combined is the same as if the Offer had been fully subscribed. At the Effective Time, each remaining outstanding Share (other than Ineligible Shares and Dissenting Shares), shall be converted into the right to receive (i) 0.64 of a fully paid and nonassessable share of Parent Preferred Stock; PROVIDED, HOWEVER, that if Purchaser accepts for payment and pays for less than the Offered Number of Shares in the Offer, then the Exchange Ratio shall be adjusted and the Adjusted Exchange Ratio shall be equal to the product of the Exchange Ratio and a fraction where (A) the numerator of which is equal to (x) the Final Outstanding Number plus (y) the Accepted Share Number minus (z) the Offered Number and (B) the denominator of which is the Final Outstanding Number and (ii) if the Exchange Ratio has been adjusted pursuant to the immediately preceding proviso, an amount in cash equal to the product of the Per Share Amount and a fraction where (A) the numerator of which is the amount by which the Offered Number exceeds the Accepted Share Number and (B) the denominator of which is the Final Outstanding Number.

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that notwithstanding anything therein to the contrary, at the sole option of Parent and with the consent of the Independent Directors, which consent shall not be unreasonably withheld, Parent may, prior to the mailing of the Prospectus/Proxy Statement to the

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stockholders of the Company, substitute for the Parent Preferred Stock convertible preferred securities having economic and other material terms and conditions equivalent to the Parent Preferred Stock as determined by the board of directors of Parent with the concurrence of a majority of the Independent Directors, but representing undivided beneficial interests in the assets of a statutory business trust created under the laws of the State of Delaware, of which all of the beneficial interests in the assets of such trust represented by common securities are owned by Parent. In the event of such substitution, all references in the Merger Agreement to Parent Preferred Stock are deemed to refer to such convertible preferred securities.

    PROSPECTUS/PROXY STATEMENT; REGISTRATION STATEMENT; STOCKHOLDERS
MEETINGS. The Merger Agreement provides that Parent and the Company shall as promptly as practicable after the date of the Merger Agreement, prepare and file with the Commission a proxy statement relating to the meeting of the Company's stockholders (the "Company Stockholders' Meeting") and the meeting of the Parent's stockholders (the "Parent Stockholders' Meeting") to be held in conjunction with the Merger (the "Prospectus/ Proxy Statement") and Parent shall prepare and file with the Commission a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Preferred Stock in the Merger (the "Registration Statement"). The Merger Agreement provides that Parent and the Company each shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the stockholders of the Company and of Parent.

    The Merger Agreement provides that the Company will, in accordance with Delaware Law and the Company's Certificate of Incorporation and By-Laws, take all action necessary to convene the Company Stockholders' Meeting as promptly as practicable but in no event more than 45 days after the Registration Statement is declared effective, to consider and vote upon the approval of the Merger. Subject to fiduciary obligations under applicable law, the Company Board shall recommend such approval, shall not withdraw or modify such recommendation and shall take all lawful action to solicit such approval. Without limiting the generality of the foregoing, if the Company Board withdraws or modifies its recommendation, the Company nonetheless shall cause the Company Stockholders' Meeting to be convened and a vote taken with respect to the Merger and the Company Board shall communicate to the Company's stockholders its basis for such withdrawal or modification as contemplated by Section 251 of the Delaware Law. Parent and Purchaser have agreed in the Merger Agreement to cause all Shares purchased pursuant to the Offer and all other Shares owned by them or any of their subsidiaries or affiliates to be voted to adopt and approve the Merger Agreement and the Merger at the Company Stockholders' Meeting.

    In addition Parent has agreed in the Merger Agreement that it will, in accordance with Delaware Law and Parent's Certificate of Incorporation and By-Laws, take all action necessary to convene a meeting of holders of Parent Common Stock as promptly as practicable but in no event more than 45 days after the Registration Statement is declared effective, to consider and vote upon the approval of an amendment to Parent's Certificate of Incorporation to authorize additional shares of preferred stock, par value $.01 per share, of Parent and the issuance of Parent Preferred Stock in accordance with the terms of the Merger Agreement (the "Parent Preferred Stock Matters"). Parent's board of directors shall recommend such approval, shall not withdraw or modify such recommendation and shall take all lawful action to solicit such approval.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

        (a) The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of the Prospectus/Proxy Statement shall have been initiated or threatened by the Commission;

        (b) The Merger Agreement and the Transactions shall have been approved and adopted by the requisite vote of the stockholders of the Company and the Parent Preferred Stock Matters shall have been approved and adopted by the requisite vote of the stockholders of Parent;

        (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other similar binding legal restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and

        (d) Parent, Purchaser or their affiliates shall have purchased, or caused to be purchased, Shares pursuant to the Offer or pursuant to the Stockholders' Agreement.

    In addition, the Merger Agreement provides that the obligation of the Company to effect the Merger is also subject to the condition that the shares of Parent Preferred Stock to be issued in the Merger and the shares of Parent Common Stock issuable upon conversion of Parent Preferred Stock shall have been approved for listing, subject to official notice of issuance, on the NYSE.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the
Company:

        (a) by mutual written consent duly authorized by the respective boards of directors of Parent and the Company; or

        (b) by either Parent or the Company if the Merger shall not have been consummated by October 31, 2000 (provided that the right to terminate the Merger Agreement under this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

        (c) by either Parent or the Company if a court of competent jurisdiction or Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

        (d) by Parent or the Company, if Shares have not been purchased pursuant to the Offer or pursuant to the Stockholders' Agreement prior to April 30, 1999 (provided that Parent or the Company, as applicable, is not then in material breach of the Merger Agreement); or

        (e) as long as Shares have not been purchased pursuant to the Offer or pursuant to the Stockholders' Agreement, by Parent, if (i) the Company Board shall withdraw, modify or change its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Parent or shall have resolved to do so; or (ii) the Company Board shall have recommended, taken a "neutral" position with respect to, resolved to accept or accepted an Acquisition Proposal (as defined in "--Takeover Proposals" below); or

        (f) as long as Shares have not been purchased pursuant to the Offer or pursuant to the Stockholders' Agreement, by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company, set forth in the Merger Agreement or if any representation or warranty of the Company, shall have become untrue, in either case, such that the breach would give rise to the failure of a condition set forth in "--Conditions to the Offer" above (a "Terminating Breach"), provided that, if such Terminating Breach is curable prior to the expiration of 30 days from its occurrence (but in no event later than April 30, 1999) by the Company through the exercise of its reasonable best efforts and for so long as the Company continues to exercise such reasonable best efforts, Parent may not terminate the Merger Agreement under this paragraph until the expiration of such period without such Terminating Breach having been cured; or

        (g) by the Company if, as of any scheduled or extended expiration date of the Offer occurring later than 150 days after the commencement by Purchaser of the Offer, all of the conditions to the

    Offer set forth in "--Conditions to the Offer" above have been satisfied or waived except for the condition set forth in paragraph (j) of "--Conditions to the Offer" above; provided, that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company's failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to satisfy the condition set forth in paragraph (j) of "--Conditions to the Offer" above; or

        (h) by Parent if the Offer has expired or has been terminated in accordance with the terms set forth in the Merger Agreement (including those listed in "--Conditions to the Offer" above) without Shares having been purchased pursuant to the Offer.

    In the event of the termination of the Merger Agreement, the Merger Agreement provides that it will become void and there will be no liability thereunder on the part of any party thereto (or any of its affiliates, directors, officers, employees, agents, legal and financial advisors or other representatives) except (i) under the provisions of the Merger Agreement related to fees and expenses described in "--Fees and Expenses" below and under certain other provisions of the Merger Agreement that survive termination and (ii) nothing contained in the Merger Agreement will relieve any party from liability or damages resulting from any breach of the Merger Agreement.

    FEES AND EXPENSES. The Merger Agreement provides that except for certain expenses related to the conversion of the Shares in the Merger (which shall be paid by the Surviving Corporation) and expenses incurred in connection with the filing fee for the Registration Statement and the printing and mailing of the Prospectus/Proxy Statement and the Registration Statement (which shall be shared equally by Parent and the Company) and as otherwise discussed in this section, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

    Notwithstanding the above, the Merger Agreement provides that the Company shall pay Parent a fee of $25,000,000, plus actual, documented and reasonable out-of-pocket expenses of Parent, not in excess of $5,000,000, relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of Parent's counsel), upon the earliest to occur of the following events:

        (a) the termination of the Merger Agreement by Parent pursuant to paragraph (e) of "--Termination of the Merger Agreement" above and the Minimum Condition is not satisfied at the scheduled or any extended expiration date of the Offer following the occurrence of the event giving rise to Parent's right to terminate the Merger Agreement pursuant to paragraph (e) of "--Termination of the Merger Agreement" above; or

        (b) the termination of the Merger Agreement by Parent pursuant to paragraph (h) of "--Termination of the Merger Agreement" above if any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have publicly made an Acquisition Proposal, the Offer shall have remained open until at least the scheduled or any extended expiration date following the date such Acquisition Proposal is made and the Minimum Condition shall not have been satisfied at the scheduled or any extended expiration date of the Offer; or

        (c) the termination of the Merger Agreement by Parent pursuant to paragraph (f) of "--Termination of the Merger Agreement" above if any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have publicly made an Acquisition Proposal and the Company enters into a binding written agreement concerning a transaction that constitutes an Acquisition Proposal within one year after the date of such termination;

PROVIDED, HOWEVER, that no fee or expense reimbursement shall be payable pursuant to this paragraph if Parent or Purchaser shall then be in willful material breach of its obligations hereunder.

    The Merger Agreement also provides that Parent shall pay the Company a fee of $10,000,000, plus actual, documented and reasonable out-of-pocket expenses of the Company, not in excess of $2,000,000, relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of the Company's counsel), upon the termination of the Merger Agreement by the Company pursuant to paragraph (g) of "--Termination of the Merger Agreement" above if the condition set forth in paragraph (j) of "--Conditions to the Offer" above has not been satisfied due solely to the failure of one or more of the Excluded Conditions; PROVIDED, HOWEVER, that no fee or expense reimbursement shall be payable pursuant to this paragraph if the Company shall then be in willful material breach of its obligations hereunder. For purposes of this paragraph, "Excluded Conditions" means the conditions precedent identified in the following paragraphs under the heading "Conditions Precedent to the Initial Loans" in Exhibit B to the Commitment Letter: (iii) (to the extent it relates to the recommendation of the board of directors of Parent), (v) (change of control of Parent), (vii) (material adverse effect to the extent it relates to Parent), (xiii) (indebtedness of Parent) and (xiv) (material adverse effect on markets).

    The fee payable pursuant to preceding two paragraphs shall be paid within one business day after the first to occur of the events described in the applicable subparagraph.

    The Merger Agreement provides that all transfer, documentary, sales, use, stamp, registration and other such taxes (including, without limitation, any penalties and interest) incurred in connection with the Merger Agreement by the Company and its stockholders (including, without limitation, any New York States Real Estate Transfer Tax, New York City Real Property Transfer Tax and New York State Stock Transfer Tax and other similar taxes imposed by any other State of the United States or other taxing jurisdiction) shall be borne and paid by Parent, and Parent will, at its own expense, file all necessary Tax Returns with respect to all such taxes and, if required by applicable law, the Company will, and will cause its subsidiaries to, join in the execution of any such Tax Returns.

    TAKEOVER PROPOSALS. The Company agrees in the Merger Agreement that it will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 15% or more of the consolidated assets or equity securities of the Company or any of its subsidiaries, other than transfers of Shares between and among entities associated or affiliated with the Stockholders (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company will not, and will not permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and shall direct its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; PROVIDED, HOWEVER, that nothing contained in the Merger Agreement shall prevent the Company or the Board from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) at any time prior to the earlier to occur of (x) payment for Shares pursuant to the Offer or (y) the approval of the Merger by the requisite vote of the stockholders of the Company
(A) providing information in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal if the Board receives from the person so requesting such information an executed confidentiality agreement on terms substantially equivalent to those contained in the Confidentiality Agreement; (B) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition

Proposal to the stockholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (A), (B) or (C) above, the Board determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law and (ii) in each case referred to in clause (B) or
(C) above, the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to in the Merger Agreement as a "Superior Proposal"). The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this paragraph and in the Confidentiality Agreement. The Company will notify Parent immediately if any such inquiries, proposals or offers are received by, any such information requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions. The Company also will promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such person by or on behalf of it or any of its subsidiaries.

    CONDUCT OF THE BUSINESS BY THE COMPANY. The Merger Agreement provides that during the period from the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement or the election of Purchaser's designees representing at least a majority of the members of the Company Board in accordance with "--Board of Directors" below, the Company covenants and agrees that, unless Parent shall otherwise agree in writing and unless otherwise expressly permitted hereunder, the Company shall conduct its business and shall cause the businesses of its subsidiaries to be conducted, and the Company and its subsidiaries shall not take any action except, in the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries, and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, neither the Company nor any of its subsidiaries shall, during the period from the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement or the election of Purchaser's designees representing at least a majority of the members of the Company Board in accordance with "--Board of Directors" below, directly or indirectly, do or propose to do, any of the following without the prior written consent of Parent, unless otherwise expressly permitted hereunder:

        (a) amend or otherwise change the Company's or any of its subsidiaries' Certificate of Incorporation or By-Laws;

        (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company, any of its subsidiaries or affiliates (except for the issuance of Shares issuable pursuant to the exercise of Options under the Stock Option Plans (as defined in "--Stock Options" below), which Options are outstanding on the date hereof);

        (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

        (d) amend or change the period (or permit any acceleration, amendment or change) of exercisability of Options granted under the Stock Option Plans or authorize cash payments in exchange for any such Options;

        (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

        (f) sell, transfer, license, sublicense or otherwise dispose of any material Company intellectual property (other than in the ordinary course of business consistent with past practice) or amend or modify any existing agreements with respect to any material intellectual property of the Company or any rights the Company has to the intellectual property of third parties;

        (g) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money (other than indebtedness incurred under existing credit facilities in the ordinary course of business consistent with past practices) or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances except to employees in the ordinary course consistent with past practice; (iii) enter into or amend any contract or agreement other than in the ordinary course of business; (iv) authorize or make any capital expenditures or purchase of fixed assets that are not currently budgeted and that in the aggregate exceed $500,000; (v) terminate any material contract or amend any of its material terms (other than amendments to existing credit arrangements designed to remedy defaults thereunder); or (vi) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this paragraph;

        (h) except as disclosed to Parent in a schedule to the Merger Agreement, increase the compensation payable or to become payable to its officers or directors or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of the Company or any of its subsidiaries or establish, adopt, enter into or, except as required by law, terminate or amend in any material respect any employee benefit plan;

        (i) take any action, other than as required by generally accepted accounting principles, to change accounting policies or procedures or cash maintenance policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of development costs, payments of accounts payable and collection of accounts receivable);

        (j) make any material tax election inconsistent with past practice or settle or compromise any material tax liability, except to the extent the amount of any such settlement or compromise has been reserved for on the consolidated financial statements contained in the reports filed by the Company with the Commission, or would not have a Company Material Adverse Effect;

        (k) pay, discharge, settle, or satisfy any lawsuits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice;

        (l) except as may be required by law, take any action to terminate or amend any employee benefit plan;

        (m) permit any material increase in the number of employees of the Company or any of its subsidiaries employed by the Company or any of its subsidiaries, as the case may be, on the date hereof other than pursuant to an employee plan to be agreed to by the Company and Parent as promptly as practicable after the date hereof acting reasonably and in good faith; or

        (n) take or fail to take, or agree in writing or otherwise to take or fail to take, any of the actions described in (a) through (m) of this section, or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants under the Merger Agreement or result in any of the conditions described in "--Conditions to the Merger" above not being satisfied.

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate such number of directors, rounded up to the next greatest whole number, on the Company Board as will give Purchaser representation on the Company Board equal to that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including for purposes of this paragraph such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates) bears to the number of Shares outstanding; PROVIDED, HOWEVER, that in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time the Company Board shall have at least one director who is a director on the date of the Merger Agreement and who is not an executive officer of the Company (the "Independent Director"). The Company has agreed in the Merger Agreement to, upon request by Purchaser, promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Company Board and shall cause Purchaser's designees to be so elected.

    STOCK OPTIONS. The Merger Agreement provides that as of the date of the consummation of the Offer, and contingent upon the Offer, all outstanding unexercised options to purchase Shares ("Options") granted under the Company's Amended and Restated Stock Option Plan (the "Employee Plan") and the Company's 1997 Stock Option Plan for Nonemployee Directors (the "Directors' Plan" and, together with the Employee Plan, the "Stock Option Plans") will be canceled and each holder of an unexercised stock option shall be entitled to receive a cash payment equal to the product of (x) the number of Shares underlying such unexercised stock option and (y) the excess of (1) the Per Share Amount over (2) the per share exercise price of the unexercised stock option.

    DISSENTING SHARES. Notwithstanding any provision of the Merger Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have available to them and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of Delaware Law (the "Dissenting Shares") shall not represent the right to receive the consideration otherwise payable in the Merger. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such
Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration otherwise payable in the Merger, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares.

    INDEMNIFICATION. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who between the date hereof and the Effective Time were directors or officers of the Company, unless such modification is required by law.

    The Merger Agreement further provides that after the election of Purchaser's designees representing at least a majority of the members of the Board in accordance with "--Board of Directors" above, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless, each director and officer of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission by such director or officer by virtue of their holding the office of director or officer occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) for a period of six years after the Effective Time.

    The Merger Agreement provides that for a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events that occurred at or before the Effective Time; PROVIDED, HOWEVER, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of the date hereof by the Company for such insurance (such 150% amount, the "Maximum Premium"). The Merger Agreement further provides that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium; PROVIDED FURTHER, if such insurance coverage cannot be obtained at all, Parent shall purchase all available extended reporting periods with respect to pre-existing insurance in an amount that, together with all other insurance purchased pursuant to this paragraph, does not exceed the Maximum Premium. Parent agrees in the Merger Agreement not to, and will cause the Company not to, take any action that would have the effect of limiting the aggregate amount of insurance coverage required to be maintained for the individuals referred to in this paragraph.

    BENEFIT PLANS. The Merger Agreement provides that except as contemplated by the Merger Agreement, for not less than one year following the Effective Time, Parent shall cause the Surviving Corporation to maintain compensation and employee benefits plans and arrangements and perquisites for employees of the Company and its subsidiaries that, in the aggregate, are substantially comparable to those provided pursuant to their compensation and employee benefit plans and arrangements and perquisites in effect on the date hereof. The Merger Agreement provides that notwithstanding the above, Parent and Surviving Corporation shall have the right in the good faith exercise of their managerial discretion, to terminate or make changes or cause changes to be made in compensation, benefits and other terms of employment of any employee and to terminate the employment of any employee.

    Parent has agreed in the Merger Agreement to cause the Surviving Corporation to perform the Company's obligations under the Termination Benefits Agreements, dated as of April 11, 1997, between the Company and each of its executive officers unless any such officer agrees otherwise.

    FINANCING. Parent has agreed in the Merger Agreement to use its best efforts to put in place the financing described in the Commitment Letter. Parent also has agreed to use its best efforts to ensure that the conditions described in the Commitment Letter are fulfilled in a timely manner, including, without limitation, the condition that the recommendation of the board of directors of Parent with respect to the transactions referred to therein shall not have been modified in any material respect or withdrawn. The Company agrees in the Merger Agreement to cooperate with all reasonable requests of Parent, and take all actions as may be reasonably requested by Parent, in connection with obtaining such financing.

    LISTING. Parent agrees in the Merger Agreement to use its best efforts to cause the shares of Parent Preferred Stock to be issued in the Merger, the shares of Parent Common Stock issuable upon conversion of the Parent Preferred Stock issuable in the Merger, and the Exchange Debentures prior to or upon issuance thereof, to be approved for listing on the NYSE.

    FURTHER ACTION. The Merger Agreement provides that upon the terms and subject to the conditions hereof, each of the parties to the Merger Agreement will in good faith shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under the Merger Agreement.

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that following the election or appointment of Purchaser's designees pursuant to "--Board of Directors" above, and prior to the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board (other than an amendment to eliminate cash from the consideration to be provided in the Merger in the event Purchaser accepts for payment and pays for the Offered Number of Shares in the Offer), (iii) any consent by the Company to any extension of the time for performance of any of the obligations or other acts of Parent or Purchaser, (iv) any waiver by the Company of compliance with any of the covenants or conditions contained in the Merger Agreement for the benefit of the Company or any other rights of the Company under the Merger Agreement and
(v) any amendment or withdrawal by the Board of its recommendation of the Merger pursuant to "--Takeover Proposals" above.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, subsidiaries, certificate of incorporation and by-laws, capitalization, authority relative to the Merger Agreement, material contracts, required filings and consents, compliance with law and permits, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, litigation, employee benefit plans and employment agreements, labor matters, restrictions on business activities, taxes, environmental matters, brokers, intellectual property, vote required to approve the Merger Agreement, the opinions of the Company's financial advisors and Year 2000 compliance. Parent and Purchaser have also made customary representations and warranties to the Company with respect to, among other things, their respective organization, certificates of incorporation and by-laws, capitalization, authority relative to the Merger Agreement, required filings and consents, compliance with law and permits, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, litigation, restrictions on business activities, environmental matters and the opinion of Parent's financial advisor.

    THE STOCKHOLDERS' AGREEMENT

    Simultaneously with entering into the Merger Agreement, Parent, Purchaser and the Stockholders entered into the Stockholders' Agreement. The following summary is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which is filed herewith as Exhibit 2 and incorporated by reference. Such agreement should be read in its entirety for a more complete understanding of its terms and provisions.

    TENDER OF SHARES. Upon the terms and subject to the conditions of the Stockholders' Agreement, the Stockholders have agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the tenth business day after the commencement of the Offer, the number of Shares owned by the Stockholders.

    STOCK OPTION. In order to induce Parent and Purchaser to enter into the Merger Agreement, the Stockholders have granted to Purchaser an irrevocable option (a "Stock Option") to purchase their Shares (the "Option Shares") at an amount (the "Purchase Price") equal to $32.00 per Share. Pursuant to the Stockholders' Agreement, if a fee is payable under (a) or (b) under "--Fees and Expenses" above, the Stock Option shall become exercisable, in whole or in part, upon the occurrence of such event and remain exercisable in whole or in part until the date which is 120 days after the date of the occurrence of such event (the "120 Day Period"), so long as (i) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived and (ii) there shall not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the Stock Option pursuant to this stockholder agreement. The Stockholders' Agreement provides that if (i) all HSR Act waiting periods have not expired or been waived or (ii) there shall be in effect any such injunction or order, in each case on the expiration of the 120 Day Period, the 120 Day Period shall be extended until 5 business days after the later of (x) the date of expiration or waiver of all HSR Act waiting periods and (y) the date of removal or lifting of such injunction or order.

    PROVISIONS CONCERNING THE SHARES. The Stockholders have agreed that during the period commencing on the date of the Stockholders' Agreement and continuing with the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Shares or in connection with any written consent of the holders of Shares, the Stockholders will vote (or cause to be voted) the Shares held of record or of which the Stockholders have "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing), (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders' Agreement and any actions required in furtherance thereof and (ii) against any Acquisition Proposal or other takeover proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholders' Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in any of the conditions set forth under "--Conditions to the Offer" or "--Conditions to the Merger" above not being fulfilled. In addition, the Stockholders have appointed representatives of Parent as proxies to vote their Shares or grant a consent or approval in respect of such Shares in favor of the various transactions contemplated by the Merger Agreement and against any Acquisition Proposal. The Stockholders have also agreed not to transfer their Shares except to another Stockholder and have agreed that neither they nor any of their subsidiaries or affiliates shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal.

    OTHER COVENANTS, REPRESENTATIONS AND WARRANTIES. In connection with the Stockholders' Agreement, the Stockholders have made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) the Stockholders' authority to enter into and perform its obligations under the Stockholders' Agreement, (iii) the absence of certain conflicts, (iv) applicable governmental consents and approvals, (v) the absence of encumbrances on and in respect of the Stockholders' Shares, (vi) the absence of any finder's fees and (vii) an acknowledgment that Parent is relying in the representations and warranties set forth in clauses (i) to (vi) above. Parent and Purchaser have also made certain representations and warranties with respect to Parent and Purchaser's authority to enter into the Stockholders' Agreement and the absence of certain conflicts and applicable governmental consents and approvals.

    THE VOTING AGREEMENT

    Pursuant to the Voting Agreement, Alpine has agreed that it will, at any meeting of the stockholders of Parent, however called, or in connection with any written consent of such stockholders, vote (or cause to be voted) all shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock") then held of record or which it has the right to vote (A) in favor of (1) an amendment to the certificate of incorporation of Parent to authorize additional shares of preferred stock, par value $.01, of Parent; (2) the issuance of Parent Preferred Stock; in the case of clauses (1) and (2) in accordance with the terms of the Merger Agreement, Delaware Law and the certificate of incorporation and By-Laws of Parent; and (3) any other matters submitted to the Parent stockholders to authorize or facilitate the transactions contemplated by the Merger Agreement; and (B) against any matters submitted to Parent stockholders inconsistent with the transactions contemplated by the Merger Agreement. The Voting Agreement has been filed as Exhibit 3 to this Statement and is incorporated herein by reference.

    THE CONFIDENTIALITY AGREEMENT

    Pursuant to the Confidentiality Agreement, Essex and Parent agreed to provide, among other things, for the confidential treatment of the discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company, Essex and Parent. The Confidentiality Agreement has been filed as Exhibit 4 to this Statement and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    BACKGROUND.

    In March 1998, Steven S. Elbaum, Chairman of the Board of Directors, President and Chief Executive Officer of Parent, and Robert D. Lindsay, a representative of Bessemer, had a meeting during which Mr. Elbaum suggested a possible transaction between Parent and the Company. Following this meeting, representatives of Parent and the Company met to begin exploration of such a possible transaction. While no specific terms were discussed, the general terms of a range of possible transactions were reviewed, all involving the receipt of a mix of Parent stock and cash by stockholders of the Company in exchange for their shares of Company common stock. On April 24, 1998, Parent and the Company entered into the Confidentiality Agreement. By mid-May 1998, because of a widening disparity between the price of the stock of the Company and that of the stock of Parent, representatives of both Parent and the Company agreed to halt negotiations regarding a possible transaction.

    In June 1998, a representative of another company ("Company A") contacted Mr. Lindsay in order to explore Bessemer's interest in a possible transaction between Company A and the Company. In light of the then-recent fall in the Company's stock price, and given Bessemer's belief that the Company's stock would increase in price in the near future, Bessemer determined that the time was not right for such a transaction and deferred any further conversation regarding such a transaction.

    In early August 1998, Mr. Elbaum called Mr. Lindsay to request a meeting. Messrs. Elbaum and Lindsay met on August 11, 1998, at which time Mr. Elbaum suggested that the parties reopen negotiations regarding a possible transaction between Parent and the Company. Messrs. Elbaum and Lindsay discussed the increased disparity between the respective prices of the stocks of the two companies since April. Mr. Lindsay indicated that the transaction structure under consideration in April remained problematic in current market conditions. It was agreed that Mr. Elbaum would consider alternative transaction structures designed to give full value to stockholders of the Company in the then current market environment.

    On September 15, 1998, Mr. Elbaum called Mr. Lindsay to propose a transaction between Parent and the Company in which the stockholders of the Company would receive consideration with a value of between $30-$35 per Share, with a significant portion of such consideration to be paid in cash. Mr. Lindsay informed the management of the Company of this proposal.

    On September 16, 1998, representatives of Company A met with representatives of Bessemer to discuss Bessemer's interest in a possible transaction between Company A and the Company.

    On September 25, 1998, representatives from Bessemer met with Mr. Elbaum to discuss a possible transaction between Parent and the Company. The parties agreed that a transaction similar to that suggested by Mr. Elbaum on September 15 was worth exploring. Over the course of the next several weeks, representatives of the Company, Bessemer and their financial advisors met with representatives of Parent, BT Wolfensohn (Parent's financial advisor) and Bankers Trust (Parent's lead bank lender) to discuss the prospective transaction between Parent and the Company and to exchange information, including a presentation by the Company's management.

    On October 7, 1998, Company A sent a letter to the Company, that reiterated Company A's continued interest in a transaction with the Company and included various financial analyses prepared by the financial advisor to Company A. Although no particular structure was identified in the letter, the financial analyses suggested a stock-for-stock transaction at the then-prevailing market prices, implying that stockholders of the Company would receive consideration valued in the mid-teens per Share. The financial advisor to Company A also contacted Mr. Lindsay inquiring as to Bessemer's interest in a transaction involving Company A and the Company.

    On October 12, 1998, representatives of the Company, Bessemer, Parent and their respective legal and financial advisors met to discuss the terms and conditions and structure of the proposed transaction, including the terms and conditions of the proposed non-cash consideration and the terms of any agreement by Bessemer to commit to support the transaction.

    Following the October 12, 1998 meeting, representatives of the Company and Bessemer and the Company's financial advisors met with representatives of Parent and Alpine, who presented an overview of Parent's business, including a description of the lines of business, historical financial performance and recent acquisitions.

    On or around October 15, 1998, the chief executive officer of Company A called both Steven R. Abbott, Chairman and Chief Executive Officer of the Company, and Mr. Lindsay regarding the Company's interest in discussions concerning a transaction between Company A and the Company.

    During the period from October 12 to October 21, 1998, Parent, the Company and their respective legal and financial advisors conducted further negotiations of the terms of the transaction and conducted additional due diligence.

    On October 19, 1998, the Company held a telephonic meeting of the Company Board. The Company Board, with the assistance of financial advisors and legal counsel, discussed the principal terms of the proposed transaction. Representatives of Goldman, Sachs & Co. ("Goldman Sachs") and Chase Securities Inc. ("Chase") (the Company's financial advisors) discussed the proposed transaction from a financial point of view.

    On October 21, 1998, the Company Board met again. The Company's legal advisors discussed the terms of the definitive documentation for the transaction. Representatives of Goldman Sachs and Chase made a financial presentation and orally expressed to the Company Board their respective fairness opinions as more fully described below in "--Reasons for the Recommendation--Financial Advisors Presentation". Representatives of management discussed with the Company Board their views as to the implications of the proposed transaction on the Company. The Company Board thereafter approved, declared advisable and adopted the Merger Agreement and the Merger and approved the Offer. The

Company Board determined that the Offer and the Merger, taken together as a unitary transaction, are fair to, and in the best interests of, the Company's stockholders.

    On October 21, 1998, following the special meeting of the Company Board, the Company and Parent executed the Merger Agreement and the Offer and the Merger were publically announced before U.S. financial markets opened on October 22, 1998. A copy of the press release announcing the transaction is filed herewith as Exhibit 5 and is incorporated herein by reference.

    On October 28, 1998, Parent and Purchaser commenced the Offer.

    RECOMMENDATION.

    The Company Board has approved, declared advisable and adopted the Merger Agreement and the Merger, approved the Offer and determined that the terms of the Offer and the Merger, taken together as a unitary transaction, are fair to, and in the best interests of, the stockholders of the Company.

    ACCORDINGLY, THE COMPANY BOARD RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to the Company's stockholders communicating the Company Board's recommendation is filed herewith as Exhibit 6 and is incorporated herein by reference.

    REASONS FOR THE RECOMMENDATION.

    At its meeting held on October 21, 1998, as discussed above, the Company Board approved, declared advisable and adopted the Merger Agreement and the Merger, approved the Offer and determined that the terms of the Offer and the Merger, taken together as a unitary transaction, were fair to and in the best interests of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its recommendations to the stockholders of the Company with respect to the Offer and the Merger, the Company Board considered a number of factors, the material ones being the following:

    HISTORICAL STOCK PRICE PERFORMANCE. The Company Board reviewed the historical stock price performance of the Company relative to comparable companies in the wire and cable business and to the broader stock market as a whole. The Company Board noted that the Company had historically underperformed both the comparable companies and the broader stock market as a whole, primarily because of the perception of the financial community that the Company's earnings had become relatively unpredictable and volatile due to its exposure to the recent volatility in building wire prices. The Company Board did not believe that the Company's magnet wire, industrial wire and telecommunications wire businesses were being accorded appropriate stock trading multiples by the financial community. In this regard, the Company Board noted that the price being offered by Parent in the Offer and Merger represented a very attractive blended multiple for the Company relative to comparable companies and the Company's historical price performance.

    The Company Board noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger, taken together as a unitary transaction, would represent a substantial premium over (i) the closing price of the Shares on the NYSE on October 21, 1998 (the last full trading day prior to announcement of the execution of the Merger Agreement), (ii) the average closing price of the Shares during the week preceding October 21, 1998 and (iii) the average closing price of these Shares for the previous three months. The Company Board did note that the Shares had traded in excess of the price being offered in the Offer and Merger within the prior 12 month period, but the Company Board concluded that the recent downturn in general stock market valuation and in particular the decline in the valuations of comparable wire companies made it unlikely that the Shares would return to those trading levels in the near future.

    STRATEGIC FIT. The Company's long-term strategy for several years has been based upon the development of the three principal aspects of the Company's business: building wire, magnet wire and telecommunications wire. Over the last several years, the Company's sales of building wire had increased to 45% of net sales in 1997, as opposed to 24% for magnet wire and 11% for telecommunications wire. In addition, the rapid growth of the Internet and other forms of electronic communication had led to a growth in demand for the Company's telecommunications wire products. For these reasons, the Company Board had independently concluded that a significant expansion of the Company's datacom telecommunications wire capacity was in order and had approved major capital expenditures in this area. The combination with Parent would represent a significant diversification of the combined company's product range and permit the combined company to better weather volatility in any individual business segment.

    Within the telecommunications wire segment, the Company Board noted that the Company and Parent conducted business in complementary, and not overlapping, ways. The Company Board noted that Parent would be able to use the Company's independent distributor channel to offer a broader range of telecommunications wire, because Parent is not currently actively involved in that distribution channel. The Company Board also noted that the combined operations would be able to use efficiently the Company's telecommunications wire production capacity to create flexibility to continue to effectively service the Company's existing distributor customers as well as assist in managing the long-term contracts already in existence between Parent and its principal customers.

    OPERATIONAL BENEFITS FOR COMBINED COMPANIES. The Company Board noted that, through the second-step Merger, the current stockholders of the Company would retain an ongoing equity interest in the combined company. The Company Board noted that there were significant opportunities for synergies between the Company and Parent, particularly in the area of raw product purchasing savings, production capacity, management and distributional efficiencies.

    OTHER POTENTIAL TRANSACTIONS. The Company Board considered whether any other person would be interested in an acquisition of the Company at this time on more attractive terms. The Company Board discussed the other significant wire and cable companies and concluded for various reasons that none of such firms would be likely to propose an acquisition transaction more attractive than that proposed by Parent. In this connection, the Company Board reviewed information regarding the preliminary discussions between the Company and Company A (see "--Background" above).

    CONDITIONS TO THE OFFER. The Company Board discussed with its financial and legal advisors the various conditions to the Offer. The Company Board noted, in particular, the presence of the financing condition, which rendered the confirmation of the Offer conditional on Parent's ability to obtain financing. The Company Board discussed with its financial advisors the risks associated with seeking financing of this kind in the current financial markets and also discussed the terms of the commitment that had been obtained by Parent from Bankers Trust with respect to the financing. The Company Board noted several customary conditions to the Bankers Trust financing commitment, and further noted Bankers Trust's reputation with respect to its ability to finance transactions of this type. The Company Board also considered whether Parent would have been willing to proceed with this transaction structure without a financing condition.

    FINANCIAL CONDITION, RESULTS OF OPERATIONS, BUSINESS AND PROSPECTS OF THE COMPANY. The Company Board considered the financial condition, results of operations, business and prospects of the Company, including its prospects if it were to remain independent. The Company Board also discussed the Company's current strategic plan and the competitive environment in which the Company operates.

    COMPETING OFFERS; BREAKUP FEE. The Company Board noted that if the Company receives an offer superior in its terms to the Offer and Merger, the Company could provide information to, and negotiate with, such competing bidder and approve or recommend a tender offer competing with the Offer, provided that under the circumstances described in the Merger Agreement, the Company may be required to pay

Parent a termination fee of $25 million, plus expenses (see "The Merger Agreement--Fees and Expenses" in Item 3 above); although the presence of the Stockholders' Agreement makes it significantly less likely that any third party would make a proposal to acquire the Company as the Stockholders own in the aggregate, approximately 47.7% of the outstanding Shares of the Company and have agreed to tender their Shares to the Offer and otherwise support the Offer and Merger.

    FINANCIAL ADVISORS PRESENTATION. The Company Board took into account the advice and the financial presentation of Goldman Sachs and Chase and the oral opinions of Goldman Sachs (the "Goldman Sachs Opinion") and Chase (the "Chase Opinion"), subsequently confirmed in writing as of October 21, 1998, to the effect that, as of such date, and based upon and subject to the various considerations set forth in such opinions, the consideration to be received, pursuant to the Merger Agreement, by holders of Shares in the Offer and the Merger, taken together as a unitary transaction, is fair from a financial point of view to such holders. A copy of the Goldman Sachs Opinion is filed as Exhibit 7 and of the Chase Opinion is filed as Exhibit 8 to this Statement and are incorporated herein by reference. Holders of Shares should read the opinions in their entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Goldman Sachs and Chase.

    TERMS OF THE OFFER AND THE MERGER. The Company Board also considered the other terms and conditions of the Offer and the Merger as well as the terms of the Stockholders' Agreement. The Company Board noted that the transaction was being structured as a cash tender offer for approximately 81% of the outstanding Shares, and it would permit all holders of Shares to participate on the same basis. Equally, the consideration to be received in the Merger would be available to holders of Shares on the same basis. The Company Board considered that the Stockholders, as principal stockholders, were committing to the transaction but were not being afforded any preferential treatment in connection with the Offer or the Merger. The Company Board also considered the implications of the Stockholders' Agreements for the minority stockholders of the Company.

    The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

    THE FULL TEXT OF THE GOLDMAN SACHS OPINION AND THE CHASE OPINION ARE ATTACHED AS EXHIBITS 7 AND 8 HERETO. STOCKHOLDERS ARE URGED TO AND SHOULD READ SUCH OPINIONS IN THEIR ENTIRETY. SUCH OPINIONS WERE PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE COMPANY BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND ARE DIRECTED ONLY TO THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED, PURSUANT TO THE MERGER AGREEMENT, BY STOCKHOLDERS IN THE OFFER AND THE MERGER, TAKEN TOGETHER AS A UNITARY TRANSACTION. SUCH OPINIONS DO NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT ANY STOCKHOLDER SHOULD TENDER HIS, HER OR ITS SHARES IN THE OFFER OR HOW ANY STOCKHOLDER SHOULD VOTE, OR WHETHER SUCH STOCKHOLDER SHOULD SEEK APPRAISAL RIGHTS, IN CONNECTION WITH THE MERGER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    THE GOLDMAN SACHS ENGAGEMENT

    The Company has retained Goldman Sachs to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated October 19, 1998 between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs (i) a fee of $250,000 upon announcement of the Offer, (ii) a fee of $3,187,500 upon the successful completion of the Offer and (iii) a fee of $562,500 upon the consummation of the Merger.

    The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and disbursements of Goldman Sachs's attorneys; PROVIDED, HOWEVER, that upon the consummation of the Merger, the Company shall be liable pursuant to the foregoing sentence for reimbursement of such expenses only to the extent they exceed $50,000 in the aggregate. The Company has also agreed to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under federal securities laws.

    In the past, Goldman Sachs and its affiliates have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, Goldman Sachs and its affiliates may trade securities of the Company and Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

    THE CHASE ENGAGEMENT

    The Company has retained Chase to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated October 19, 1998 between the Company and Chase, the Company has agreed to pay Chase (i) a fee of $250,000 upon announcement of the Offer (the "Announcement Fee") and (ii) a fee of $4,000,000 (the "Transaction Fee"), payable in two installments as set forth below. The initial installment of the Transaction Fee, which is equal to $3,187,500 (the "Initial Installment"), is payable upon the expiration date of a successful Offer, and the final installment of the Transaction Fee, which is equal to $4,000,000 less amounts paid in regard to the Announcement Fee and the Initial Installment, is payable upon the closing of the Merger. The Transaction Fee will also be payable by the Company to Chase if the Company decides to pursue certain alternative transactions.

    The Company has agreed to reimburse Chase for its reasonable expenses, including the fees and disbursements of legal counsel and other professional advisors; PROVIDED, HOWEVER, that (i) Chase shall not be entitled to reimbursement for any legal fees or related disbursements incurred by it in connection with the preparation or negotiation of the terms of the engagement letter and (ii) if the Transaction Fee becomes payable to Chase, then the Company shall be obligated to reimburse Chase only for those expenses which, in the aggregate, exceed the amount of $50,000. The Company has also agreed to indemnify Chase and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under federal securities laws.

    In the past, Chase and its affiliates have provided commercial banking services and investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, Chase and its affiliates may trade securities of the Company and Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders of the Company with respect to the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    Other than as described in the next paragraph, there have been no transactions in Shares of the Company that were effected during the past 60 days by the Company, or, or to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

    (a) AND (b). Pursuant to the Stockholders' Agreement, the Stockholders, each of whom either is, or is affiliated with, a director or affiliate of the Company and who own 13,254,187 Shares in the aggregate (representing approximately 47.7% of the Shares outstanding on October 20, 1998) have (i) agreed to tender all Shares covered by the Stockholders' Agreement into the Offer, (ii) vote their Shares in favor of the Merger, and if necessary, to vote their Shares against any competing merger or business combination proposal or any other proposal that could impede the Merger, (iii) to not sell or transfer their Shares to anyone other than to another Stockholder and (iv) to not solicit any Acquisition Proposal (as defined in the Merger Agreement), (iv) granted to Purchaser an irrevocable proxy to vote their Shares in accordance with the foregoing and (v) granted to Purchaser an irrevocable option to purchase the Stockholders' Shares for a cash purchase price per Share equal to the Per Share Amount, exercisable in certain limited circumstances. See "The Stockholders' Agreement" under Item 3 above.

    On October 13, 1998, Stuart S. Janney, III, a director of the Company, exercised options to receive 843 Shares.

    On October 14, 1998, Steven R. Abbott, an executive officer of the Company, transferred by gift 45,000 Shares to his Grantor Retained Annuity Trust for which he is the trustee.

    To the knowledge of the Company, each of the Company's directors and executive officers currently intend to tender all Shares over which they have sole dispositive power into the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) AND (b). As described under Item 3 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company. See "The Merger Agreement--Takeover Proposals" in Item 3 above.

    Except in accordance with the exercise of fiduciary duties as advised by counsel as described under Item 3 hereof, the Company does not presently intend to solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in "The Merger Agreement--Takeover Proposals" in Item 3 above) or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. See "The Merger Agreement--Takeover Proposals" in Item 3 above.

    Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, a copy of which is attached as Annex A to this Statement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    The following Exhibits are filed herewith:

Exhibit 1:  Agreement and Plan of Merger, dated as of October 21, 1998, among Superior
            TeleCom Inc., SUT Acquisition Corp. and Essex International Inc.
            (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of SUT
            Acquisition Corp. and Superior TeleCom Inc. filed with the Securities and
            Exchange Commission on October 28, 1998 (the "Schedule 14D-1")).

Exhibit 2:  Stockholders' Agreement, dated as of October 21, 1998, among Parent and each of the Stockholders (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).

Exhibit 3:  Mutual Confidentiality Agreement between Essex Group, Inc. and Superior
            TeleCom Inc. executed on April 24, 1998, including the extension letter dated September 29, 1998.

Exhibit 4:  Letter, dated October 21, 1998, from The Alpine Group, Inc. to Essex
            International Inc.

Exhibit 5:  Text of Joint Press Release, dated October 22, 1998, issued by Superior
            TeleCom Inc. and Essex International Inc.

Exhibit 6:  Form of letter to Stockholders of the Company, dated October 28, 1998.*

Exhibit 7:  Opinion, dated October 21, 1998, of Goldman, Sachs & Co.*

Exhibit 8:  Opinion, dated October 21, 1998, of Chase Securities Inc.*

------------------------

*   Included in copies of Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ESSEX INTERNATIONAL INC.

                                          By:/s/ STEVEN R. ABBOTT
                                            ------------------------------------
                                            Name: Steven R. Abbott
                                            Title: PRESIDENT AND CHIEF EXECUTIVE
                                                   OFFICER

Dated:  October 28, 1998

                                                                         ANNEX A

                 INFORMATION PROVIDED PURSUANT TO SECTION 14(f)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

    This information is being furnished in connection with the designation by SUT Acquisition Corp. (the "Purchaser"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 21, 1998, by and among Superior TeleCom Inc. ("Parent"), Purchaser and Essex International Inc. (the "Company"), of persons to be elected to the Board of Directors of the Company (the "Company Board") other than at a meeting of the shareholders of the Company. The Merger Agreement is more fully described under Item 3 of the Company's Schedule 14D-9 (the "Schedule 14D-9"), of which this Annex A is a part. Capitalized terms used and not defined in this Annex A have the meanings assigned to them in the Schedule 14D-9.

THE PURCHASER DESIGNEES

    Pursuant to the Merger Agreement, promptly upon the acceptance for payment by Purchaser for shares of common stock, par value $0.01 per share (the "Shares"), of the Company purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Purchaser shall be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate such number of directors, rounded up to the next greatest whole number, on the Company Board as will give Purchaser representation on the Company Board equal to that number of directors that equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its affiliates) bears to the number of Shares outstanding; PROVIDED, HOWEVER, that in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall have at least one director who was a director on October 21, 1998, and who is not an executive officer of the Company (the "Independent Director"). At such time, the Company will also cause (i) each committee of the Company Board, (ii) if requested by Purchaser, the board of directors of each of the Company's subsidiaries and (iii) if requested by Purchaser, each committee of such subsidiaries' boards to include persons designated by Purchaser constituting the same percentage of each such committee or board as Purchaser's designees are of the Company Board. The Merger Agreement also provides that, subject to applicable law, the Company shall take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations described in this paragraph, including the mailing of this information statement promptly after commencement of the Offer. The Company has agreed in the Merger Agreement that, upon request by Purchaser, it shall promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Company Board and shall cause Purchaser's designees to be so elected.

    It is expected that on the date that Purchaser accepts for payment Shares under the Offer and from time to time thereafter as Shares are acquired by Purchaser, the Company will promptly take such other action as necessary to enable the Purchaser Designees to be elected to the Company Board.

    Set forth in the table below are the name, age, present principal occupation or employment and business address for each of the persons who may be designated by Purchaser as the Purchaser Designees.

Unless otherwise indicated, the business address for each individual listed below is 1790 Broadway, New York, NY 10019. Each of the individuals listed below is a citizen of the United States.

                                                                          PRINCIPAL OCCUPATION DURING
NAME OF PURCHASER DESIGNEE                    AGE                             THE PAST FIVE YEARS
----------------------------------------      ---      ------------------------------------------------------------------
Steven S. Elbaum........................          49   Mr. Elbaum is the Chairman of the Board of Directors and Chief
                                                       Executive Officer of The Alpine Group, Inc. ("Alpine"), the
                                                       majority stockholder of Parent, and has been such since 1984. Mr.
                                                       Elbaum is also the Chairman of the Board of Directors, President and Chief Executive Officer of Parent, and is the Chairman of the
                                                       Board of Directors of Cables of Zion United Works, Ltd., an
                                                       Israel-based, publicly traded wire and cable manufacturer and
                                                       Parent's 51% owned subsidiary, and PolyVision Corporation, an information display company. Mr. Elbaum is also a director of, and the Chairman of the Board of Directors, President and Chief
                                                       Executive Officer of Purchaser.

Bragi F. Schut..........................          57   Mr. Schut is the Executive Vice President of Alpine and been such since 1986. He is also a director of Alpine, Parent and Purchaser.

David S. Aldridge.......................          44   Mr. Aldridge is the Chief Financial Officer of Alpine and has been its Chief Financial Officer since November 1993. He was appointed
                                                       Treasurer of Alpine in January 1994. Mr. Aldridge has been the
                                                       Chief Financial Officer and Treasurer of Parent since 1996. Prior to 1994, he was Chief Financial Officer of Superior TeleTec Inc.,
                                                       until its merger with and into Alpine in November 1993. Mr.
                                                       Aldridge is also the Treasurer and a director of Purchaser.

    Any other officer of Parent or Purchaser listed in Schedule I to the Offer to Purchase dated October 28, 1998, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and Purchaser may also be designated by Purchaser as a Purchaser Designee. The information with respect to the Purchaser Designees has been supplied by Purchaser for inclusion herein.

CERTAIN INFORMATION CONCERNING THE COMPANY

    As of October 20, 1998, there were approximately 27,768,782 Shares outstanding and approximately 29,915,710 Shares outstanding on a fully diluted basis. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by shareholders is entitled to one vote on such matter. The Company Board consists of seven members.

CURRENT MEMBERS OF THE COMPANY BOARD

    To the extent that the Company Board will consist of persons who are not among the Purchaser Designees, the Company Board is expected to consist of persons who are currently directors of the Company who have not resigned.

    The following table sets forth as to each director, his age, year first elected a director and business experience. This information was provided to the Company by the respective director.

                                          YEAR FIRST
                                            ELECTED
NAME                             AGE       DIRECTOR               BUSINESS EXPERIENCE AND CURRENT DIRECTORSHIPS
---------------------------      ---      -----------  -------------------------------------------------------------------
Steven R. Abbott...........          51         1996   Mr. Abbott is Chairman of the Company Board. Mr. Abbott was
                                                       appointed President and Chief Executive Officer of the Company and
                                                       Essex Group, Inc. ("Essex") in February 1996. He was President of
                                                       the Wire and Cable Sector of Essex from September 1995 to February
                                                       1996 and President of the Wire and Cable Division of Essex from
                                                       September 1993 to September 1995. Mr. Abbott was President of the
                                                       Magnet Wire and Insulation Division from 1987 to 1993 and has been employed by Essex since 1967. Mr. Abbott is a Class C director whose term will expire at the Company's annual meeting of
                                                       stockholders to be held in the year 2000.

W.L. Lyons Brown, Jr.......          62         1997   Mr. Brown served as Chairman of the Board of Brown-Forman
                                                       Corporation ("Brown-Forman"), a diversified producer and marketer of fine consumer products, until his retirement in 1995 and remained a director thereof until 1996. He served as Chief
                                                       Executive Officer of Brown-Forman from 1975 until 1993. Mr. Brown is a director of the Pennzoil Company and Westvaco Corporation. He
                                                       is also Chairman of the Board of Trustees of the Winterthur Museum
                                                       and is a member of the Board of Trustees of the World Monuments
                                                       Fund as well as the Alumni Board of Trustees of the University of
                                                       Virginia Endowment Fund. Mr. Brown from time to time consults with the BH Group (defined below), for which he does not receive any consideration, with respect to potential investment opportunities and is also an investor in other companies owned by the BH Group.
                                                       Mr. Brown is a Class C director whose term will expire at the
                                                       Company's annual meeting of stockholders to be held in the year
                                                       2000.

Rodney A. Cohen............          36         1996   Mr. Cohen is the sole shareholder and president of a corporation that is a manager of the limited liability company that is the general partner of Bessemer Holdings, L.P. ("BHLP") and Bessec
                                                       Holdings, L.P. ("Bessec", and together with BHLP, the "BH Group")
                                                       and certain affiliated investment partnerships. From July 1993 to
                                                       December 1997, Mr. Cohen was a principal, and since January 1998
                                                       Mr. Cohen has been the sole shareholder of a corporation that is a general partner, of a partnership affiliated with the BH Group, to which Essex and the Company paid the fees described in "Certain
                                                       Relationships and Related Transactions--Advisory Services." Mr.
                                                       Cohen is a director of a number of private companies. Mr. Cohen is a Class A director whose term will expire at the Company's annual meeting of stockholders to be held in 2001.

                                          YEAR FIRST
                                            ELECTED
NAME                             AGE       DIRECTOR               BUSINESS EXPERIENCE AND CURRENT DIRECTORSHIPS
---------------------------      ---      -----------  -------------------------------------------------------------------
Edward O. Gaylord..........          66         1997   Mr. Gaylord has served as the Chairman of the Board of EOTT Energy
                                                       Corp., an oil trading and transportation firm, since January 1993 and also operates Gaylord & Company, a private venture capital firm based in Houston, Texas. Mr. Gaylord is a director of the Houston
                                                       Branch of the Federal Reserve Bank of Dallas, Imperial Holly
                                                       Corporation, Kinder Morgan G.P. Inc., Seneca Foods Corporation and
                                                       the National Museum of Natural History, Smithsonian Institution,
                                                       and a trustee of MD Anderson Hospital, Baylor College of Medicine and the Houston Ballet. Mr. Gaylord is a Class C director whose term will expire at the Company's annual meeting of stockholders to be held in the year 2000.

Stuart S. Janney, III......          50         1997   Mr. Janney was elected in January 1995 as Chairman of the Board of
                                                       Directors of Bessemer Securities Corporation ("BSC"), The Bessemer
                                                       Group Incorporated, Bessemer Trust Company, N.A. and Bessemer Trust
                                                       Company of Florida. He was elected Chairman of the Board of
                                                       Managers of Bessemer Securities LLC ("BSLLC") in June 1996. BSLLC
                                                       is a principal limited partner in one of, and BSC is a principal limited partner in, the partnerships comprising the BH Group. Prior to January 1995, Mr. Janney was with Alex. Brown & Sons
                                                       Incorporated, where he spent nine years, most recently as Managing
                                                       Director and head of asset management. Mr. Janney is a director of a number of other private companies, foundations and institutions.
                                                       Mr. Janney is a Class A director whose term will expire at the
                                                       Company's annual meeting of stockholders to be held in 2001.

Robert D. Lindsay..........          43         1992   Mr. Lindsay is the sole shareholder and president of a corporation that is a principal manager of the limited liability company that is the general partner of the partnerships comprising the BH Group and certain affiliated investment partnerships. He is also the sole shareholder of a corporation that is a managing general partner of the partnership affiliated with BH Group to which the Company paid the fees described in "Certain Relationships and Related
                                                       Transactions--Advisory Services." Mr. Lindsay is a director of several private companies. Mr. Lindsay is a Class B director whose term will expire at the Company's annual meeting of stockholders to be held in 1999.

                                          YEAR FIRST
                                            ELECTED
NAME                             AGE       DIRECTOR               BUSINESS EXPERIENCE AND CURRENT DIRECTORSHIPS
---------------------------      ---      -----------  -------------------------------------------------------------------
Ward W. Woods..............          56         1992   Mr. Woods is the sole shareholder and president of a corporation that is a principal manager of the limited liability company that is general partner of each of the partnerships comprising the BH
                                                       Group and certain affiliated investment partnerships. He is also the sole shareholder of a corporation that is a managing general partner of the partnership affiliated with BH Group to which the
                                                       Company paid the fees described in "Certain Relationships and
                                                       Related Transactions--Advisory Services." Mr. Woods is President
                                                       and Chief Executive Officer of BSLLC and BSC. He is a director of
                                                       Boise Cascade Corporation, Kelley Oil & Gas Corporation and several private companies. Mr. Woods is a Class B director whose term will expire at the Company's annual meeting of stockholders to be held in 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table and footnotes thereto set forth information regarding the beneficial ownership of common stock of the Company ("Common Stock") as of October 20, 1998 by (a) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, (b) each of the Company's directors, (c) each named executive officer and (d) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes, the persons named in the table have sole voting and investment power with respect to all Shares indicated as beneficially owned by them.

                                                                                       COMMON STOCK BENEFICIALLY
                                                                                                OWNED(A)
                                                                                    --------------------------------
                                                                                                          PERCENT
NAME                                                                                NUMBER OF SHARES     OWNERSHIP
----------------------------------------------------------------------------------  -----------------  -------------
Steven R. Abbott(b)(c)(d).........................................................          491,000            1.7
W.L. Lyons Brown, Jr.(e)..........................................................            9,520          *
Rodney A. Cohen(f)(g).............................................................           64,913          *
Robert J. Faucher(b)(c)(h)........................................................          220,000          *
Edward O. Gaylord(i)..............................................................            2,843          *
Stuart S. Janney, III(j)..........................................................              843          *
Robert D. Lindsay(f)(k)...........................................................          622,326            2.2
Charles W. McGregor(b)(c)(l)......................................................           73,623          *
David A. Owen(b)(c)(m)............................................................          145,914          *
Gregory R. Schriefer(c)(n)........................................................           69,046          *
Ward W. Woods(f)(o)...............................................................          999,746            3.6
All directors and executive officers as a group (14 persons(p))...................       14,414,440           50.5
Bessemer Holdings, L.P.(q)(r)(s)..................................................       11,547,231           41.6

------------------------

*   Represents holdings of less than one percent.

(a) At October 20, 1998 there were 27,768,782 Shares outstanding, excluding 2,146,928 Shares underlying Options (as defined in "Board and Committee Meetings"). Percentages have been calculated assuming, in the case of each person or group listed, the exercise of all Options owned (that are exercisable within sixty days following October 20, 1998) by each such person or group, respectively, but not the exercise of any Options owned by any other person or group.

(b) Pursuant to the terms of certain option agreements, the aggregate number of shares issuable upon exercise of certain Options can be reduced. See "Executive Compensation--Stock Option Plan".

(c) The address for each of these beneficial owners is c/o Essex International Inc., 1601 Wall Street, Fort Wayne, IN 46802.

(d) Includes 334,000 Shares issuable upon exercise of Options held by Mr. Abbott, 136,500 of which, pursuant to the applicable option agreement, may be reduced to 88,076 Shares.

(e) The address of Mr. Brown is 501 Fourth Avenue, Louisville, KY 40202. Includes 918 Shares issuable upon exercise of Options held by Mr. Brown.

(f) The address for each of these directors is c/o Bessemer Partners & Co., 630 Fifth Avenue, New York, NY 10111.

(g) All these shares are held for the benefit of Mr. Cohen and his family by entities controlled by Mr. Cohen. Includes 843 Shares issuable upon exercise of Options held by Mr. Cohen.

(h) Includes 185,000 Shares issuable upon exercise of Options held by Mr. Faucher, 72,500 of which, pursuant to the applicable option agreement, may be reduced to 45,598 Shares.

(i) The address for Mr. Gaylord is 5851 San Felipe, Suite 900, Houston, TX 77057. Includes 843 Shares issuable upon exercise of Options held by Mr. Gaylord.

(j) The address for Mr. Janney is c/o BSLLC, 630 Fifth Avenue, New York, NY
    10111.

(k) Includes 506,041 Shares held for the benefit of Mr. Lindsay and his family by entities controlled by Mr. Lindsay. Includes 843 Shares issuable upon exercise of Options held by Mr. Lindsay.

(l) Includes 35,250 Shares issuable upon exercise of Options held by Mr. McGregor, 22,750 of which, pursuant to the applicable option agreement, may be reduced to 14,438 Shares.

(m) Includes 103,500 Shares issuable upon exercise of Options held by Mr. Owen, 26,000 of which, pursuant to the applicable option agreement, may be reduced to 16,420 Shares.

(n) Includes 31,250 Shares issuable upon exercise of Options held by Mr. Schriefer.

(o) Includes 783,332 Shares held for the benefit of Mr. Woods and his family by entities controlled by Mr. Woods. Includes 843 Shares issuable upon exercise of Options held by Mr. Woods.

(p) Consists of the 11,547,231 Shares owned or controlled by the BH Group, that, together with the shares described below, may be deemed to be beneficially owned by Messrs. Woods, Lindsay and Cohen (which beneficial ownership is disclaimed by Messrs. Woods, Lindsay and Cohen--see footnote (q) below), 384,318 Shares owned by the executive officers of the Company, 1,695,901 Shares owned by the directors of the Company (other than Mr. Abbott), 782,700 Shares issuable to the executive officers of the Company upon exercise of Options that, pursuant to the applicable option agreements, may be reduced to 681,320 Shares and 4,290 Shares issuable to the directors upon exercise of Options.

(q) BHLP is a limited partnership the only activity of which is to make private structured investments. The primary limited partner of BHLP is BSC. Each of Messrs. Woods, Lindsay and Cohen, directors of the Company, and Mr. Adam P. Godfrey, is a sole shareholder of a corporation that is a manager and controls a family partnership or corporation that is a member of the limited liability company that is the sole general partner of BHLP. That limited liability company is also the sole general partner of Bessec, a limited partnership that holds 230,328 additional Shares. Mr. Janney is Chairman of the Board of BSC and of BSLLC. BSC is a principal limited partner of BHLP and Bessec and is a wholly owned subsidiary of BSLLC. BSLLC is a principal limited partner of Bessec. In addition, Messrs. Woods, Lindsay, Cohen and Godfrey are the sole shareholders of the corporations that are the general partners of the partnership affiliated with BHLP to which the Company paid the fees described in "Certain Relationships and Related Transactions--Advisory Services." Mr. Woods is the President and Chief Executive Officer of BSLLC and BSC. Each of Messrs. Woods, Lindsay, Cohen and Godfrey disclaims beneficial ownership of the Shares owned or controlled by BHLP or Bessec.

(r) The share ownership figure for BHLP includes 230,328 Shares owned by Bessec.

(s) The address for BHLP and Bessec is 630 Fifth Avenue, 39th Floor, New York, NY 10111.

MANAGEMENT

    EXECUTIVE OFFICERS

    Set forth below is certain information regarding the executive officers of the Company.

NAME                             AGE                  POSITION WITH THE COMPANY AND OTHER BUSINESS EXPERIENCE
---------------------------      ---      -------------------------------------------------------------------------------
Steven R. Abbott...........          51   See biography in "Current Members of the Company Board."

Robert J. Faucher..........          54   Mr. Faucher was appointed Executive Vice President of the Company in March
                                          1997. He was appointed Executive Vice President of Essex in September 1995. Mr.
                                          Faucher was President of the Engineered Products Division of Essex from January
                                          1992 to September 1995. Mr. Faucher joined Essex in 1985 as Vice President,
                                          Planning.

Dominic A. Lucenta.........          45   Mr. Lucenta was appointed Senior Vice President of the Company in March 1997.
                                          He was appointed Senior Vice President in charge of Human Resources of Essex in
                                          April 1994. From October 1992 to April 1994 he was Vice President of Human
                                          Resources. Mr. Lucenta joined Essex in 1979.

Charles W. McGregor........          56   Mr. McGregor was appointed Executive Vice President of the Company in March
                                          1997. He was appointed Executive Vice President of Essex in October 1996. Mr.
                                          McGregor was President of the Magnet Wire and Insulation Sector of Essex from
                                          September 1995 to October 1996. He was President of the Magnet Wire and
                                          Insulation Division of Essex from September 1993 to September 1995. Mr.
                                          McGregor joined Essex in 1970.

Debra F. Minott............          42   Ms. Minott was appointed Senior Vice President of the Company in March 1997 and
                                          was appointed Vice President, General Counsel and Secretary of the Company in
                                          April 1995. She was appointed Senior Vice President and General Counsel of
                                          Essex in October 1994 and was appointed Secretary of Essex in April 1995. Ms.
                                          Minott joined Essex in 1994. From September 1983 to October 1994, Ms. Minott
                                          held various legal positions at Eli Lilly & Company.

Curtis A. Norton...........          53   Mr. Norton was appointed Senior Vice President of the Company in March 1997. He
                                          was appointed Senior Vice President in charge of Corporate Support Operations of Essex in April 1996. Mr. Norton was Vice President of Corporate Support
                                          Operations from September 1995 to April 1996. He was Vice President of
                                          Purchasing from April 1994 to September 1995 and Director of Purchasing from
                                          1989 to 1994. Mr. Norton joined Essex in 1981.

David A. Owen..............          52   Mr. Owen was appointed Executive Vice President of the Company in March 1997.
                                          He was appointed Vice President, Treasurer and Chief Financial Officer of the
                                          Company in March 1993. Mr. Owen was appointed Executive Vice President and
                                          Chief Financial Officer of Essex in March 1994. He was appointed Vice
                                          President--Finance and Chief Financial Officer of Essex in March 1993. Mr. Owen
                                          joined Essex in 1976.

NAME                             AGE                  POSITION WITH THE COMPANY AND OTHER BUSINESS EXPERIENCE
---------------------------      ---      -------------------------------------------------------------------------------
Gregory R. Schriefer.......          46   Mr. Schriefer was appointed Executive Vice President of the Company in March
                                          1997. He was appointed Executive Vice President of Essex in October 1996. Mr.
                                          Schriefer was Vice President and General Manager of Building Wire Products of
                                          Essex from September 1995 to October 1996 and was Vice President, Manufacturing
                                          of the Wire and Cable Division from April 1994 to September 1995. Mr. Schriefer has been employed in various positions with the Company since 1981.

    Each executive officer of the Company serves at the pleasure of the Company Board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    ADVISORY SERVICES

    The Company incurred advisory fees of approximately $1.0 million for each year during the three-year period ending December 31, 1997 and $750,000 to date in 1998, payable to an advisory partnership that is an affiliate of the BH Group. Pursuant to an advisory services agreement among the Company, Essex and the advisory partnership, Essex agreed to pay such affiliate an annual advisory fee of $1.0 million. The agreement is terminable by any party on 30 days prior notice to the other parties. See footnote (q) of "Security Ownership of Certain Beneficial Owners and Management" for a description of the relationship of Messrs. Cohen, Lindsay and Woods, directors of the Company, to BH Group. By letter dated October 21, 1998, the Company and Essex have informed the advisory partnership that the advisory services agreement will be terminated on the date upon which Purchaser first accepts for payment Shares pursuant to the Offer.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of the Shares, to file with the Commission and the New York Stock Exchange ("NYSE"), initial reports of beneficial ownership and reports of changes in beneficial ownership of Shares. Such persons are required by regulations of the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the reports and representations furnished to the Company during the last fiscal year, the Company believes that each of the persons required to file reports under Section 16(a) of the Exchange Act is in compliance with all applicable filing requirements, except that the Form 3, Initial Statements of Beneficial Ownership, for the executive officers, directors, and ten percent shareholders, filed at the time of the Company's initial public offering in April 1997, were on average filed nine days after the effective date of the applicable Registration Statement. Also, the Form 3's for directors W.L.L. Brown and E.O. Gaylord, who joined the Company Board on May 22, 1997, were inadvertently not filed. Proper disclosure was made of that fact on the Form 5's filed for Mr. Brown and Mr. Gaylord in February 1998. All acquisitions and dispositions of Shares and derivative securities were properly reported.

BOARD AND COMMITTEE MEETINGS

    The Company Board held five meetings during 1997. There are also four committees of the Company Board, the functions of each of which are more fully described below.

    The Executive Committee has all powers and rights necessary to exercise the full authority of the Company Board in the management of the business and affairs of the Company when necessary in between meetings of the Company Board. The Executive Committee did not meet during 1997 but approved various actions pursuant to written consents. The current members of the Executive Committee are Messrs. Abbott, Lindsay and Woods.

    The Compensation Committee has the responsibility of reviewing the performance of the executive officers of the Company (other than the Chief Executive Officer) and approving annual salary and bonus amounts for executive officers of the Company (other than the Chief Executive Officer), based in part on the recommendation of the Chief Executive Officer. The Compensation Committee may also make recommendations to the Stock Option Committee concerning awards of options to purchase Shares ("Options") to employees of the Company, including awards to executive officers. The Compensation Committee held two meetings during 1997. The current members of the Compensation Committee are Messrs. Brown, Cohen, Lindsay and Woods.

    The Stock Option Committee has the responsibility of (i) reviewing recommendations of the Compensation Committee for the award of Options and (ii) approving the award of Options. The Stock Option Committee also reviews the performance of the Chief Executive Officer and sets annual salary and bonus amounts for the Chief Executive Officer. The Stock Option Committee consists of at least two directors who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Stock Option Committee did not meet during 1997. The current members of the Stock Option Committee are Messrs. Brown, Gaylord and Janney.

    The Audit Committee has the responsibility of reviewing and supervising the financial controls of the Company. The Audit Committee's responsibilities include (i) making recommendations to the Company Board with respect to the Company's financial statements and the appointment of independent auditors, (ii) reviewing significant audit and accounting policies and practices of the Company, (iii) meeting with the Company's independent auditors concerning, among other things, the scope of audits and reports and (iv) reviewing the performance of overall accounting and financial controls of the Company. The Audit Committee held two meetings during 1997. The current members of the Audit Committee are Messrs. Brown, Gaylord and Janney.

    The Company has no standing Nomination Committee.

    During 1997, each member of the Company Board attended at least 75% of the meetings of the Company Board and any committees on which he served that were held during the time he served.

EXECUTIVE COMPENSATION

    The Company, as a holding company with no business operations of its own, conducts its business through Essex. The executive officers of the Company receive no compensation for their services to the Company. Accordingly, the following tables present certain information concerning compensation paid or accrued for services rendered to the Company and to Essex in all capacities during the three years ended December 31, 1997 for the Chief Executive Officer and the four other most highly compensated executive officers of Essex.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM COMPENSATION
                                                                                                   AWARDS
                                                                                        ----------------------------
                                                                  ANNUAL COMPENSATION     NUMBER OF
                                                                                         SECURITIES
                                                                  --------------------   UNDERLYING      ALL OTHER
                                                                   SALARY      BONUS    OPTIONS/SARS   COMPENSATION
NAME AND PRINCIPAL POSITION                              YEAR        ($)        ($)          (#)          ($)(A)
-----------------------------------------------------  ---------  ---------  ---------  -------------  -------------
Steven R. Abbott(b)..................................       1997    519,830    780,000       50,000         44,930
  President and Chief                                       1996    287,993    600,000      125,000         27,531
  Executive Officer                                         1995    193,757    250,000       37,500         12,999

Charles W. McGregor..................................       1997    212,366    325,000       15,000         17,642
  Executive Vice President                                  1996    167,001    275,000       40,000         11,356
                                                            1995    157,503    210,000       32,500          9,684

David A. Owen........................................       1997    212,116    325,000       15,000         12,008
  Executive Vice President and                              1996    167,001    250,000       37,500          9,195
  Chief Financial Officer                                   1995    157,503    185,000       25,000          8,120

Robert J. Faucher....................................       1997    212,116    325,000       15,000         16,522
  Executive Vice President                                  1996    167,001    250,000       50,000         11,972
                                                            1995    157,503    175,000       25,000         11,356

Gregory R. Schriefer.................................       1997    190,696    325,000       15,000         16,622
  Executive Vice President                                  1996    129,510    225,000       57,500         11,062

------------------------

(a) All Other Compensation in fiscal 1997 consists of Essex contributions to the defined contribution and deferred compensation plans on behalf of the named executive officer and imputed income on excess Essex-paid life insurance premiums. The following table identifies and quantifies these amounts for the named executive officers:

                                                              S.R.        C.W.        D.A.       R.J.       G.R.
                                                             ABBOTT     MCGREGOR      OWEN      FAUCHER   SCHRIEFER
                                                            ---------  -----------  ---------  ---------  ---------
Company matching under the defined contribution and
  deferred compensation plans.............................  $  38,995   $  13,895   $   9,753  $  14,368  $  15,471
Imputed income on excess life insurance premiums..........      5,935       3,747       2,255      2,154      1,151
                                                            ---------  -----------  ---------  ---------  ---------
Total.....................................................  $  44,930   $  17,642   $  12,008  $  16,522  $  16,622
                                                            ---------  -----------  ---------  ---------  ---------
                                                            ---------  -----------  ---------  ---------  ---------

------------------------

(b) Mr. Abbott was appointed Chief Executive Officer of the Company and of Essex in February 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                  INDIVIDUAL GRANTS
                                               --------------------------------------------------------   POTENTIAL REALIZABLE
                                                 NUMBER OF      % OF TOTAL                                  VALUE AT ASSUMED
                                                SECURITIES     OPTIONS/SARS                              ANNUAL RATES OF STOCK
                                                UNDERLYING      GRANTED TO      EXERCISE                 PRICE APPRECIATION FOR
                                               OPTIONS/SARS      EMPLOYEES       OR BASE                     OPTION TERM(B)
                                                  GRANTED        IN FISCAL        PRICE     EXPIRATION   ----------------------
NAME                                              (#)(A)         YEAR 1997       ($/SH)        DATE        5% ($)      10%($)
---------------------------------------------  -------------  ---------------  -----------  -----------  ----------  ----------
Steven R. Abbott.............................       50,000            16.0          32.21      1/20/08    1,013,000   2,566,500
Charles W. McGregor..........................       15,000             4.8          32.21      1/20/08      303,900     769,950
David A. Owen................................       15,000             4.8          32.21      1/20/08      303,900     769,950
Robert J. Faucher............................       15,000             4.8          32.21      1/20/08      303,900     769,950
Gregory R. Schriefer.........................       15,000             4.8          32.21      1/20/08      303,900     769,950

------------------------

(a) The Options were granted on January 20, 1998 with one-third of the grant becoming exercisable each year on January 20 for three years.

(b) The potential realizable value assumes a per-share market price at the time of the grant to be approximately $32.21 with an assumed rate of appreciation of 5% and 10%, respectively, compounded annually for 10 years. These values are provided pursuant to the rules and regulations of the Commission. No assurance can be given as to the appreciation, if any, of the Shares.

    The following table details the December 31, 1997, year-end estimated value of each named executive officer's unexercised Options. All unexercised Options are to purchase the number of Shares indicated, although the Company Board may require that, in lieu of the exercise of any Roll-over Options (as defined under "--Stock Option Plan"), such Options be surrendered without payment of the exercise price, in which case the number of shares issuable upon exercise of such Roll-over Options shall be reduced by the quotient of (A) the aggregate exercise price otherwise payable upon such exercise and (B) the amount paid for each Share in the 1992 acquisition of the Company by the BH Group, certain of its affiliates and certain other parties (the "Acquisition"), in each case as adjusted for any stock splits or other similar corporate transactions. See "--Stock Option Plan".

                        AGGREGATED OPTION/SAR EXERCISES
                            IN LAST FISCAL YEAR AND
                              YEAR-END OPTION/SAR
                                     VALUES

                                                                                           NUMBER OF          VALUE OF
                                                                                          SECURITIES         UNEXERCISED
                                                                                          UNDERLYING        IN-THE-MONEY
                                                                                          UNEXERCISED      OPTIONS/SARS AT
                                                                                        OPTIONS/SARS AT     YEAR-END ($)
                                                                                         YEAR-END (#)        EXERCISABLE
                                                             SHARES                    EXERCISABLE (E)/         (E)/
                                                           ACQUIRED ON      VALUE        UNEXERCISABLE     UNEXCERCISABLE
NAME                                                       EXERCISE(#)   REALIZED($)        (U)(A)             (U)(B)
--------------------------------------------------------  -------------  -----------  -------------------  ---------------
Steven R. Abbott........................................       --            --                334,000(E)        37,500(U)
                                                                                             7,995,050(E)       901,125(U)
Charles W. McGregor.....................................       --            --                125,250(E)        32,500(U)
                                                                                             2,921,188(E)       780,975(U)
David A. Owen...........................................       --            --                126,000(E)        25,000(U)
                                                                                             2,961,250(E)       600,750(U)
Robert J. Faucher.......................................       --            --                185,000(E)        25,000(U)
                                                                                             4,492,500(E)       600,750(U)
Gregory R. Schriefer....................................        6,428     $  64,280             36,250(E)        31,250(U)
                                                                                               731,988(E)       643,938(U)

------------------------

(a) The Options granted in 1997 became exercisable on January 30, 1998. The Options granted in 1996 become exercisable three years from the date of grant. All other Options granted prior to those issued in 1996 are currently exercisable.

(b) The estimated value of in-the-money stock options held at the end of 1997 is based on the closing price of $29.75 of the Common Stock on December 31, 1997.

                                 PENSION PLANS

    Essex provides benefits under a defined benefit pension plan (the "Pension Plan") and a supplemental executive retirement plan (the "SERP"). The following table illustrates the estimated annual normal retirement benefits at age 65 that will be payable under the Pension Plan and SERP.

                               PENSION PLAN TABLE

                                                                            YEARS OF SERVICE
                                                       ----------------------------------------------------------
REMUNERATION                                               15          20          25          30          35
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
125,000..............................................  $   28,125  $   37,500  $   46,875  $   56,250  $   65,625
150,000..............................................      33,750      45,000      56,250      67,500      78,750
175,000..............................................      39,375      52,500      65,625      78,750      91,875
200,000..............................................      45,000      60,000      75,000      90,000     105,000
225,000..............................................      50,625      67,500      84,375     101,250     118,125
250,000..............................................      56,250      75,000      93,750     112,500     131,250
300,000..............................................      87,500      90,000     112,500     135,000     157,500
400,000..............................................      90,000     120,000     150,000     180,000     210,000
450,000..............................................     101,250     135,000     168,750     202,500     236,250
500,000..............................................     112,500     150,000     187,500     225,000     262,500

    The remuneration utilized in calculating the benefits payable under the Pension Plan and the SERP is the compensation reported in the Summary Compensation Table under the captions Salary and Bonus. The formula utilizes the remuneration for the five consecutive plan years within the ten completed calendar years preceding the participant's retirement date that produces the highest final average earnings.

    As of December 31, 1997, the years of credited service under the Pension Plan for each of the executive officers named in the Summary Compensation Table were as follows: Mr. Abbott, twenty-eight years and seven months; Mr. Owen, twenty-one years and nine months; Mr. McGregor, twenty-seven years and eleven months; Mr. Faucher, twenty-five years and six months; and Mr. Schriefer, sixteen years and three months.

    The benefits listed in the Pension Plan Table are based on the formula in the Pension Plan using a straight-life annuity and are subject to an offset of 50% of the participant's annual unreduced Primary Insurance Amount under Social Security. In addition, benefits for credited service for years prior to 1974 are calculated using the formula in effect at that time and would reflect a lesser benefit than outlined in the Pension Plan Table for those years. Benefits under the Pension Plan are also offset by benefits to which the participant is entitled under any defined benefit plan of United Technologies Corporation (a predecessor corporation of Essex) (other than accrued benefits transferred to the Pension Plan).

    STOCK OPTION PLAN

    Grants of Options have been made to management and employees of the Company (including executive officers) pursuant to, and are subject to the provisions of, the Company's Amended and Restated Stock Option Plan (the "Stock Option Plan"), and individual stock option agreements. Options granted pursuant to the Stock Option Plan prior to January 1, 1997 are exercisable: (i) in full, upon the third anniversary of the grant of the Options; (ii) in full, upon the death, retirement or disability of the optionee; (iii) in part, upon the occurrence of a Company Sale (as defined below), in which case the Option becomes exercisable in a portion equal to the percentage of the Company's then outstanding voting stock transferred pursuant to the transactions constituting the Company Sale; and (iv) in part, upon the sale by the BH Group or its affiliates of 25% or more of the then outstanding Shares, in which case the Option becomes exercisable in a portion equal to the percentage of the then outstanding Shares sold by the BH Group or its affiliates pursuant to the sale. Options granted on January 30, 1997 pursuant to the Stock Option Plan are exercisable: (i) in full, upon the first anniversary of the grant of the Options and (ii) in full or in part, as described in clauses (ii), (iii) and (iv) of the prior sentence. Options granted after January 30, 1997 pursuant to the Stock Option Plan will be exercisable:
(i) in full, upon the third anniversary of the grant of the Options, provided that during the second year the Option is outstanding it may be exercised as to not more than one- third ( 1/3) of the total number of shares covered by the Option and during the third year the Option is outstanding it may be exercised as to, cumulatively, not more than two-thirds ( 2/3) of the total number of shares covered by the Option, (ii) in full, upon the death, retirement or disability of the optionee and (iii) in full upon the occurrence of a Change-in-Control (as defined below).

    Options granted pursuant to the Stock Option Plan are generally not transferable. For the purposes of the Stock Option Plan, a "Company Sale" is deemed to have occurred if any person (other than the BH Group and its affiliates) becomes the beneficial owner of 50% or more of the combined voting power of the Company's securities or acquires substantially all the assets of the Company or Essex. For the purposes of the Stock Option Plan, "Change-in-Control" has the same meaning as under the Termination Benefits Agreements (as defined under "--Termination Benefits Agreements").

    The Company Board may require that upon presentment for exercise, certain Options granted pursuant to the Stock Option Plan in connection with the Acquisition (the "Roll-over Options") be surrendered and canceled without payment of the exercise price. In this event, the optionee is entitled to receive a number of Shares equal to the number specified in the grant, reduced by the quotient of (A) the aggregate exercise price otherwise payable upon such exercise divided by (B) the amount paid for each

Share in the Acquisition, in each case as adjusted for any stock splits or other similar corporate transactions (the "Cut Back").

    In the event of a reorganization, recapitalization, merger, consolidation, acquisition of property or stock, or any other event similarly affecting the Company, the Company Board may, but is not obligated to, provide that outstanding Options granted under the Stock Option Plan shall be canceled in respect of a cash payment or the payment of securities or property, or any combination thereof, with a per Share value determined by the Company Board in good faith equal to the value received by the stockholders of the Company in such event in respect of each Share, with appropriate deductions of exercise prices. In the case of Roll-over Options, cancellation and calculation of per Share value in accordance with the preceding sentence is determined without taking into account any Cut Back that would have occurred if the Roll-over Option had been presented for exercise rather than canceled as described in the preceding sentence.

    As a result of the Offer and in accordance with the Merger Agreement, the Company Board will cancel, as of and contingent upon, the consummation of the Offer, all outstanding Options granted under the Stock Option Plan and each holder of an Option granted under such plan shall be entitled to receive in respect of each Option, a cash payment equal to the product of (x) the number of Shares underlying such Option and (y) the excess of (1) the Per Share Amount over (2) the per share exercise price of the Option.

    TERMINATION BENEFITS AGREEMENTS

    The Company has entered into agreements dated as of April 11, 1997 (each a "Termination Benefits Agreement"), with each of Messrs. Abbott, Faucher, Lucenta, McGregor, Norton, Owen and Schriefer and with Ms. Minott (each an "Executive") providing for certain benefits (the "Termination Benefits") if the Executive's employment is terminated by the Company or by the Company's successor following a Change-in-Control (as defined below) other than termination (a) by reason of the Executive's death, (b) by reason of the Executive's "disability" (as defined therein), (c) as a result of reaching the retirement age of 65 or (d) for "cause" (as defined therein).

    The Company is also obligated to pay Termination Benefits if, following a Change-in-Control during the term of the agreement, the Executive terminates his or her employment for "good reason." Good reason includes: (i) the assignment of duties that are materially inconsistent with the Executive's duties prior to the Change-in-Control; (ii) a reduction in the Executive's annual salary from that in effect immediately prior to the Change-in-Control; (iii) failure to maintain incentive compensation programs for such Executive; (iv) failure to maintain benefit programs for such Executive; (v) the relocation of the Executive's place of employment to a place other than the metropolitan area of the Company office where the Executive was located immediately prior to the Change-in-Control, except for required travel on the Company's business in accordance with past practice; (vi) the failure by the Company to obtain an agreement from any successor to assume and agree to perform the Company's obligations under the applicable Termination Benefits Agreement; (vii) failure to reappoint the Executive to the corporate offices held immediately prior to the Change-in-Control; (viii) a request by the Company, or the person obtaining control of the Company in a Change-in- Control, for the resignation of the Executive; (ix) if terminated, failure to terminate the Executive's employment in accordance with the applicable Termination Benefits Agreement; and (x) breach by the Company of any provision of the applicable Termination Benefits Agreement.

    The Termination Benefits consist of a payment from the Company to the Executive of a multiple of the Executive's annual base salary and incentive compensation bonus paid within the 12 months preceding the Change-in-Control. The multiples are as follows: Mr. Abbott three times; and for the remaining named Executives, two times. Each Termination Benefits Agreement runs for a two-year term that automatically extends for one additional year prior to the start of the second year of the term until notice that the term will not be extended is provided to the other party prior to the start of the second year. Notwithstanding the prior sentence, the term of each Termination Benefits Agreement will run for two years from the time of any Change-in-Control during the term of the Agreement.

    The Termination Benefits Agreements provide that the applicable Executive will keep confidential all confidential information of the Company and will not, during the two years following the Executive's termination, solicit any employee of the Company to leave the Company's employment.

    For the purposes of the Termination Benefits Agreements, "Change-in-Control" means the occurrence of any of the following during the term of the agreement;
(a) any person other than the BH Group and its affiliates acquires 35% or more of the voting power or common stock of the Company (other than by an acquisition from or by the Company or any employee benefit plan sponsored by the Company or any Permitted Reorganization (as defined below)) and owns a greater percentage of the voting power or Common Stock of the Company than does the BH Group and its affiliates; (b) a change in the Company Board occurs with the result that the members of the Company Board on April 11, 1997 (the "Incumbent Directors") no longer constitute a majority of the Company Board, provided that any person becoming a director (other than a director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other threatened solicitation of proxies or consents by or on behalf of a person other than the Company Board) whose election or nomination for election was supported by a majority of the then Incumbent Directors shall be considered an Incumbent Director for purposes hereof; (c) the stockholders of the Company approve a reorganization, merger or consolidation of the Company, unless following such transaction, (i) more than 50% of the voting power and common stock of the surviving entity is beneficially owned by the prior stockholders of the Company, in substantially the same proportions as before the transaction, (ii) at least a majority of the Board of Directors of the surviving entity were members of the Incumbent Board prior to such transaction and (iii) no person other than the BH Group and its affiliates acquires 35% or more of the voting power or Shares of the Company and a greater percentage of the voting power or Shares of the Company than has the BH Group and its affiliates (a transaction complying with the requirements of this clause (c) is referred to herein as a "Permitted Reorganization"); or (d) the stockholders of the Company approve the sale of all or substantially all of the property or assets of the Company other than in a Permitted Reorganization.

    Upon successful completion of the Offer, a Change-in-Control will have occurred.

COMPENSATION OF DIRECTORS

    Nonemployee directors are paid an annual stipend of $25,000 per director per year plus $1,000 for attendance at each meeting of the Company Board or any committee thereof, plus reimbursement of reasonable out-of-pocket expenses ("Expenses") incidental to attendance at such meetings. Nonemployee directors can elect to receive up to all of their yearly director's compensation (excluding reimbursement of Expenses) in the form of Options. See "--Directors' Stock Option Plan."

    DIRECTORS' STOCK OPTION PLAN

    On July 22, 1997, the Company Board approved, and on April 29, 1998 the Company's stockholders approved, the 1997 Stock Option Plan for Nonemployee Directors (the "Directors' Stock Option Plan"), and the issuance of up to 100,000 Shares pursuant to grants thereunder.

    The purpose of the Directors' Stock Option Plan is to encourage ownership of Company Common Stock by Company directors who are not employees of the Company.

    The Directors' Stock Option Plan is administered by the Compensation Committee of the Company Board (the "Compensation Committee"). Participation is limited to Company Board members who are not employees of the Company or any of its subsidiaries. The maximum number of Shares that may be issued pursuant to Options granted under the Directors' Stock Option Plan is 100,000, subject to adjustment for any stock splits or other similar corporate transactions. If Options granted pursuant to the Directors' Stock

Option Plan expire or are terminated without having been exercised in full, shares underlying such Options will be available for future grants under the Directors' Stock Option Plan. Options are granted to each participating director on December 31 of each year.

    The number of Shares subject to an individual Option granted under the Directors' Stock Option Plan is equal to the Elected Portion of Directors Compensation (as defined below) divided by the Fair Market Value Spread (as defined below), rounded to the nearest share. "Elected Portion of Directors' Compensation" means the portion up to one hundred percent of yearly directors' compensation (annual retainer and meeting fees, in each case exclusive of reimbursement of expenses) elected to be received by such director in the form of Options. "Fair Market Value Spread" means (i) the average of the high and low price for a Share on February 14, May 15, August 15 and November 15 for each applicable year (or for 1997, on October 31, as reported on the NYSE Composite Transaction Tape, or if no trading occurs on any such date, on the immediately preceding date when trading is reported), minus (ii) the exercise price.

    The Options granted under the Directors' Stock Option Plan are governed by individual stock option agreements and the terms set forth in the Directors' Stock Option Plan. Options are exercisable for 10 years from their grant date; PROVIDED, HOWEVER, that no Option may be exercised after expiration of three years from the date upon which the director terminates his/her position as a director. Options are generally not transferable and are not entitled to special tax treatment under Section 422 of the Internal Revenue Code.

    Upon a Change-in-Control (as defined in "Executive Compensation--Termination Benefits Agreements"), the Elected Portion of Directors' Compensation earned for the year in which such event occurs, which would otherwise have been paid in the form of Options, shall be promptly paid to each director in cash.

    In the event of a reorganization, recapitalization, merger, consolidation, acquisition of property or stock, or any other event similarly affecting the Company, the Company Board may, but is not obligated to, provide that outstanding Options granted under the Directors' Stock Option Plan shall be canceled in respect of a cash payment or the payment of securities or property, or any combination thereof, with a per share value determined by the Company Board in good faith equal to the value received by the stockholders of the Company in such event in respect of each Share, with appropriate deductions of exercise prices.

    As a result of the Offer and in accordance with the Merger Agreement, the Company Board will cancel, as of and contingent upon, the consummation of the Offer, all outstanding Options granted under the Directors' Stock Option Plan and each holder of an Option granted under such plan shall be entitled to receive in respect of each Option, a cash payment equal to the product of (x) the number of Shares underlying such Option and (y) the excess of (1) the Per Share Amount over (2) the per share exercise price of the Option.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Messrs. Cohen, Lindsay and Woods are each members of Compensation Committee and are affiliated with the partnership to which Essex and the Company paid the fees described in "Certain Relationships and Related Transactions--Advisory Services." See footnote (q) of "Security Ownership and Certain Beneficial Owners and Management" for a description of the relationship among such partnership, BH Group and Messrs. Cohen, Lindsay and Woods.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee is made up of Messrs. Brown, Cohen, Lindsay and Woods. The principal function of the Compensation Committee, on behalf of the Company Board, is to review current and proposed employment arrangements with existing and prospective senior management employees.

The Stock Option Committee of the Company Board (the "Stock Option Committee") reviews the performance and compensation arrangements of the Chief Executive Officer.

    Since the Company only recently became a public company, the Compensation Committee recognizes that a transition period is necessary to establish fully its long-range compensation objectives and complete its assessment of how the deductibility limit of Section 162(m) of the Internal Revenue Code can serve the best interests of the Company and the shareholders. The Compensation Committee is responsible for the general oversight of the Company's executive compensation philosophy. The following is a general framework within which the Compensation Committee expects to operate.

    The general philosophy of the Compensation Committee is to link overall executive compensation with the performance of the Company and the individual executive. The focus is on both annual and long-term incentives. By providing a combination of incentives to the key employees of the Company, upon whose efforts and commitment depend the continued success and growth of the Company, the Committee intends not only to reward those efforts, but provide a means by which those employees can share in the growth of the Company.

    The executive compensation policy is designed to attract and retain highly qualified executive officers, to reinforce strategic performance objectives through the use of incentive compensation programs, and to create a mutuality of interest between executive officers and stockholders through compensation structures that share the rewards and risks of strategic business planning and implementation. Total compensation is intended to be competitive with that paid to qualified executives of similar companies.

    The foregoing report is submitted by the members of the Compensation Committee.

                                          W.L. Lyons Brown, Jr.
                                          Rodney A. Cohen
                                          Robert D. Lindsay
                                          Ward W. Woods

STOCK OPTION COMMITTEE REPORT ON COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

    The Stock Option Committee is made up of Messrs. Brown, Gaylord and Janney, all of whom are independent outside directors who are neither officers nor employees of the Company, its subsidiaries or of BH Group. The principal functions of the Stock Option Committee are to administer the Company's Stock Option Plan and, on behalf of the Company Board, to review the performance of the Chief Executive Officer and set annual salary and bonus amounts for the Chief Executive Officer. During fiscal 1997, the Chief Executive Officer of the Company received $1,344,760.

    In reviewing the compensation paid to Mr. Abbott for fiscal 1997, the Stock Option Committee considered the fact that Mr. Abbott had significant responsibilities as chief executive officer of the Company, Essex and Essex's subsidiaries. The Stock Option Committee believes Mr. Abbott's total compensation from Essex for fiscal 1997 was appropriate and reasonable. This judgment is based on the Committee's conclusion that Mr. Abbott has fully and effectively discharged the responsibilities of his position with the Company to the Company's substantial benefit, particularly with respect to the Company's operating and financial performance and integration of acquisitions. Moreover, the Stock Option Committee believes that Mr. Abbott's strong leadership, guidance and direction to the Company as President and Chief Executive Officer during fiscal 1997 and through its recent public offerings have contributed to the Company's success during this period. In reviewing the appropriateness of the compensation of Mr. Abbott, the Stock Option Committee considered (i) data regarding compensation of chief executive officers at companies with comparable organization structures, and (ii) the input of other directors regarding the performance of Mr. Abbott.

    Overall, the Stock Option Committee believes that Mr. Abbott is being appropriately compensated in a manner that is consistent with the long-term interests of stockholders.

    The foregoing report is submitted by the members of the Stock Option Committee.

                                          W.L. Lyons Brown, Jr.
                                          Edward O. Gaylord
                                          Stuart S. Janney, III

PERFORMANCE GRAPH

    The following graph compares the cumulative total return on the Company's Common Stock with the cumulative total return (assuming reinvestment of dividends) of (i) the Standard & Poor's ("S&P") 500 Stock Index and (ii) the S&P Electrical Equipment Index from April 18, 1997, the date the Company's Common Stock began to trade on the NYSE, through December 31, 1997, the last trading date of fiscal 1997. The cumulative total stockholder return is based on $100 invested in Common Stock of the Company and the respective indices on April 18, 1997 (including reinvestment of dividends).

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             ESSEX INTERNATIONAL
                    INC.             S&P 500    EQUIPMENT INDEX
04/18/97                   $100.00    $100.00            $100.00
12/97                       175.00     128.93             136.82

    The stock prices on the Performance Graph are not necessarily indicative of future stock price performance.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------
Exhibit 1:   Agreement and Plan of Merger, dated as of October 21, 1998, among Superior TeleCom Inc., SUT
             Acquisition Corp. and Essex International Inc. (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of SUT Acquisition Corp. and Superior TeleCom Inc. filed with the Securities and Exchange Commission on October 28, 1998 (the "Schedule 14D-1")).

Exhibit 2:   Stockholders' Agreement, dated as of October 21, 1998, among Parent and each of the
             Stockholders (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).

Exhibit 3:   Mutual Confidentiality Agreement between Essex Group, Inc. and Superior TeleCom Inc. executed on April 24, 1998, including the extension letter dated September 29, 1998.

Exhibit 4:   Letter, dated October 21, 1998, from The Alpine Group, Inc. to Essex International Inc.

Exhibit 5:   Text of Joint Press Release, dated October 22, 1998, issued by Superior TeleCom Inc. and Essex
             International Inc.

Exhibit 6:   Form of letter to Stockholders of the Company, dated October 28, 1998.*

Exhibit 7:   Opinion, dated October 21, 1998, of Goldman, Sachs & Co.*

Exhibit 8:   Opinion, dated October 21, 1998, of Chase Securities Inc.*

------------------------

*   Included in copies of Schedule 14D-9 mailed to stockholders.